Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among:

LeapFrog Enterprises, Inc.,

a Delaware corporation;

VTech Holdings Limited

an exempted company incorporated in Bermuda with limited liability; and

Bonita Merger Sub, L.L.C.

a Delaware limited liability company

Dated as of February 5, 2016

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TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

(continued)

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (“Agreement”) is made and entered into as of February 5, 2016, by and among: VTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability (“Parent”); Bonita Merger Sub, L.L.C., a Delaware limited liability company and a wholly owned subsidiary of Parent (“Acquisition Sub”); and LeapFrog Enterprises, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Annex II.

Recitals

A.           The respective boards of directors of Parent, Acquisition Sub and the Company have determined that it is in the best interests of their respective stockholders for Parent to acquire the Company upon the terms and subject to the conditions set forth in this Agreement.

B.           In furtherance of the contemplated acquisition of the Company by Parent, it is proposed that Acquisition Sub make a tender offer to acquire all of the issued and outstanding Company Shares upon the terms and subject to the conditions set forth in this Agreement. (Such tender offer, as it may be amended from time to time, is referred to in this Agreement as the “Offer.”)

C.           Each Company Share accepted for payment pursuant to the Offer will be exchanged for $1.00 (such dollar amount, or any greater dollar amount per Company Share paid pursuant to the Offer, as such dollar amount may be adjusted pursuant to Section 1.1(e), being referred to in this Agreement as the “Per Share Amount”), net to the seller in cash without interest.

D.           It is further proposed that, as soon as practicable following the consummation of the Offer, Acquisition Sub merge with and into the Company upon the terms and subject to the conditions set forth in this Agreement (the merger of Acquisition Sub into the Company being referred to in this Agreement as the “Merger”).

E.           The respective boards of directors of Parent, Acquisition Sub and the Company have authorized and approved the execution and delivery of this Agreement and the performance by such parties of their respective obligations under this Agreement, upon the terms and subject to the conditions set forth in this Agreement.

F.           The board of directors of the Company (the “Company Board”) (a) has determined that the Offer is fair to, and in the best interests of, the Company’s stockholders and (b) has resolved to recommend that the holders of Company Shares accept the Offer and (to the extent necessary) adopt this Agreement upon the terms and subject to the conditions set forth in this Agreement.

G.           Parent, Acquisition Sub and the Company acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and shall be effected as soon as practicable following consummation of the Offer.

H.           Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company are entering into an agreement (the “Support Agreement”) pursuant to which each such Person has agreed, among other things, to tender the Shares held by such Person in the Offer;

I.             Parent, Acquisition Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated hereby, and to prescribe certain conditions with respect to the consummation of the Offer and the Merger and the other transactions contemplated by this Agreement.

Agreement

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Acquisition Sub and the Company hereby agree as follows:

Section 1       The Offer

1.1        Tender Offer.

(a)          Unless this Agreement shall have previously been validly terminated in accordance with Section 7, as promptly as practicable, but in any event prior to 11:59 PM (Eastern Standard Time), March 3, 2016, Acquisition Sub shall commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer for all of the outstanding Company Shares (including any Company Shares subject to repurchase rights in favor of the Company), at a price per Company Share equal to the Per Share Amount. (The date on which Acquisition Sub commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act, is referred to in this Agreement as the “Offer Commencement Date.”)

(b)          As promptly as practicable on the later of (i) the earliest date as of which Acquisition Sub is permitted under applicable Law to accept for payment Company Shares tendered pursuant to the Offer (and not validly withdrawn), and (ii) the earliest date as of which each of the conditions set forth in Annex I (the “Offer Conditions”) shall have been satisfied or waived, Acquisition Sub shall (and Parent shall cause Acquisition Sub to) accept for payment all Company Shares tendered pursuant to the Offer (and not validly withdrawn). The obligation of Acquisition Sub to accept for payment Company Shares tendered pursuant to the Offer shall be subject only to the satisfaction or waiver of each of the Offer Conditions (and shall not be subject to any other conditions). As promptly as practicable after the acceptance for payment of any Company Shares tendered pursuant to the Offer, Acquisition Sub shall pay for such Company Shares.

(c)          Notwithstanding anything to the contrary contained in this Agreement, neither Parent nor Acquisition Sub shall (without the prior written consent of the Company):

(i)          change or waive the Minimum Condition;

(ii)         decrease the number of Company Shares sought to be purchased by Acquisition Sub in the Offer;

(iii)        reduce the Per Share Amount to be paid pursuant to the Offer;

(iv)        extend or otherwise change the expiration date of the Offer (except as otherwise provided pursuant to Section 1.1(d);

(v)         change the form of consideration payable in the Offer;

(vi)        impose any condition to the Offer in addition to the Offer Conditions, or amend, modify or supplement any of the Offer Conditions in any manner adversely affecting, or that would reasonably be expected to have an adverse effect on, any of the holders of Company Shares; or

(vii)       amend, modify or supplement any of the terms of the Offer in a manner adverse in any respect to the holders of Company Shares.

(d)          Unless extended as provided in this Agreement, the Offer shall expire on the date (the “Initial Expiration Date”) that is 20 Business Days (calculated as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) after the Offer Commencement Date. Notwithstanding the foregoing, if, on the Initial Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any Offer Condition is not satisfied and has not been waived, then (i) Acquisition Sub may extend (and re-extend) the Offer and its expiration date beyond the Initial Expiration Date for one or more additional periods of up to 10 Business Days each ending no later than the End Date, to permit such Offer Condition to be satisfied and (ii) to the extent requested by the Company from time to time, Acquisition Sub shall extend (and re-extend) the Offer and its expiration date beyond the Initial Expiration Date or such subsequent date for one or more periods ending no later than the End Date, to permit such Offer Condition to be satisfied. The Offer may not be terminated prior to the Initial Expiration Date, or any subsequent date as of which the Offer is scheduled to expire, unless this Agreement is validly terminated in accordance with Section 7.

(e)          If, between the date of this Agreement and the Acceptance Time, the outstanding Company Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Per Share Amount shall be adjusted to the extent appropriate.

1.2        Actions of Parent and Acquisition Sub.

(a)          As promptly as reasonably practicable on the Offer Commencement Date, Parent and Acquisition Sub shall: (i) cause to be filed with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which will contain or incorporate by reference Acquisition Sub’s offer to purchase and related letter of transmittal (the forms of which shall be reasonably acceptable to the Company) and the related form of summary advertisement (such Tender Offer Statement on Schedule TO and all exhibits, amendments and supplements thereto being referred to collectively in this Agreement as the “Offer Documents”); and (ii) cause the Offer Documents to be disseminated to holders of Company Shares to the extent required by applicable Laws. The Company shall promptly furnish to Parent and Acquisition Sub all information concerning the Company that may be reasonably requested by Parent or Acquisition Sub and required by the Exchange Act to be set forth in the Offer Documents. Parent and Acquisition Sub shall cause the Offer Documents to comply with the applicable requirements of the Exchange Act and the rules and regulations thereunder. Parent and Acquisition Sub shall give the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents (including any amendment or supplement thereto) prior to the filing thereof with the SEC and prior to the dissemination thereof to the Company’s stockholders. Parent and Acquisition Sub shall promptly provide the Company and its counsel with a copy or a description of any comments received by Parent or Acquisition Sub (or by counsel to Parent or Acquisition Sub) from the SEC or its staff with respect to any of the Offer Documents. Each of Parent and Acquisition Sub shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer and give the Company and its counsel a reasonable opportunity to review and comment on any response to such comments proposed to be provided to the SEC or its staff.

(b)          To the extent required by the applicable requirements of the Exchange Act and the rules and regulations thereunder, (i) each of Parent, Acquisition Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if such information shall have become false or misleading in any material respect and (ii) each of Parent and Acquisition Sub shall take all steps necessary to promptly cause the Offer Documents, as supplemented or amended to correct such information, to be filed with the SEC and to be disseminated to holders of Company Shares. The Company shall promptly furnish to Parent all information concerning the Company that may be reasonably requested by Parent in connection with any action contemplated by this Section 1.2(b).

(c)          Without limiting the generality of Section 8.11, Parent shall cause to be provided to Acquisition Sub all of the funds necessary to purchase any Company Shares that Acquisition Sub becomes obligated to purchase pursuant to the Offer, and shall cause Acquisition Sub to perform, on a timely basis, all of Acquisition Sub’s obligations under this Agreement.

1.3            Actions of the Company.

(a)          As promptly as reasonably practicable on the Offer Commencement Date, the Company shall file with the SEC and disseminate to holders of Company Shares a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) that shall contain the recommendation of the Company Board that stockholders of the Company tender their Company Shares pursuant to the Offer and (to the extent necessary) adopt this Agreement (the “Company Board Recommendation”). The Schedule 14D-9 will also contain the notice of appraisal rights required to be delivered by the Company under Section 262(d)(2) of the DGCL in connection with a merger effected pursuant to Section 251(h) of the DGCL at the time the Company first files the Schedule 14D-9 with the SEC.  Parent and its counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 (including any amendment or supplement thereto) prior to the filing thereof with the SEC or the dissemination thereof to holders of Company Shares; provided, however, that the Company need not give Parent and its counsel such opportunity to review and comment in connection with any amendment or supplement to the Schedule 14D-9 to the extent that such amendment or supplement relates to any Change in Recommendation or Alternative Acquisition Agreement). The Company shall promptly provide Parent and its counsel with a copy or a description of any comments received by the Company (or its counsel) from the SEC or its staff with respect to the Schedule 14D-9. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9 and give Parent and its counsel a reasonable opportunity to review and comment on any response to such comments provided to the SEC or its staff; provided, however, that the Company need not give Parent and its counsel such opportunity to review and comment in connection with any such response or comments to the extent that such response or comments relate to any Change in Recommendation or Alternative Acquisition Agreement.

(b)          To the extent required by the applicable requirements of the Exchange Act and the rules and regulations thereunder, (i) each of Parent, Acquisition Sub and the Company shall promptly correct any information provided by it for use in the Schedule 14D-9 if such information shall have become false or misleading in any material respect, and (ii) the Company shall take all steps necessary to promptly cause the Schedule 14D-9, as supplemented or amended to correct such information, to be filed with the SEC and, subject to the final sentence of this Section 1.3(b), to be disseminated to holders of Company Shares. Parent and Acquisition Sub shall promptly furnish to the Company all information concerning Parent or Acquisition Sub that may be reasonably requested by the Company in connection with any action contemplated by this Section 1.3(b). The Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendation contained in the Schedule 14D-9. To the extent requested by the Company, Parent shall cause the Schedule 14D-9 and any supplement or amendment thereto to be mailed or otherwise disseminated to the holders of Company Shares together with the Offer Documents disseminated to the holders of Company Shares.

(c)          In connection with the Offer, the Company shall promptly (and no later than the date hereof) furnish, or cause to be furnished, to Acquisition Sub a list, as of the most recent practicable date, of the record holders or beneficial owners of Company Shares and their addresses (and their security position listings), as well as mailing labels containing such names and addresses. The Company will furnish Acquisition Sub with such additional information (including lists of record holders or beneficial owners of Company Shares and their security position listings, updated from time to time upon Parent’s, Acquisition Sub’s or either of their respective representatives’ request) and assistance as Acquisition Sub may reasonably request for purposes of communicating the Offer to the holders of Company Shares. All information furnished in accordance with this Section 1.3(c) shall be held in confidence by Parent and Acquisition Sub in accordance with the requirements of the letter agreement, dated December 1, 2015, between Parent and the Company (the “Confidentiality Agreement”), and shall be used by Parent and Acquisition Sub only in connection with the communication of the Offer to the holders of Company Shares.

1.4        Board of Directors.

(a)          Following the first time at which Acquisition Sub accepts for payment any Company Shares tendered pursuant to the Offer (the “Acceptance Time”), Parent shall be entitled to designate the total number of directors, rounded up to the next whole number, that is equal to the product of (i) the total number of directors on the Company Board multiplied by (ii) the percentage that the number of Company Shares purchased by Acquisition Sub pursuant to the Offer bears to the total number of Company Shares outstanding at the Acceptance Time and the Company shall cause Parent’s designees to be elected or appointed to the Company Board, including by securing the resignation of directors or increasing the size of the Company Board (or both) to the extent necessary to permit Parent’s designees to be elected or appointed to the Company Board in accordance with this Section 1.4(a); provided, however, that prior to the Effective Time, the Company Board shall always have at least two Continuing Directors. At such time, the Company shall also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (A) each committee of the Company Board and (B) as requested by Parent, each board of directors of each Subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Company Board.

(b)          The Company’s obligation to cause Parent’s designees to be elected or appointed to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions, and shall include in the Schedule 14D-9, such information with respect to the Company and its officers and directors as Section 14(f) of the Exchange Act and Rule 14f-1 thereunder require in order to fulfill its obligations under this Section 1.4 necessary to effect the appointment of Parent’s designees (together with the Schedule 14D-9), so long as Parent shall have provided to the Company all information with respect to Parent and Parent’s designees, officers, directors and Affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. Parent shall promptly supply to the Company in writing, and shall be solely responsible for, all such information with respect to Parent and its designees, officers, directors and Affiliates.

1.5        Actions by Directors. Following the election or appointment of Parent’s designees to the Company Board pursuant to Section 1.4(a), and until the Effective Time, the approval of a majority of the Continuing Directors shall be required to authorize (a) any amendment to or termination of this Agreement by the Company, (b) any amendment to the Company’s Organizational Documents, (c) any extension of time for the performance of any of the obligations or other acts of Parent or Acquisition Sub, (d) any waiver of compliance with any covenant of Parent or Acquisition Sub or any condition to any obligation of the Company or any waiver of any right of the Company under this Agreement and (e) any other action taken by the Company Board with respect to this Agreement or the Merger. The authorization of any such matter by a majority of the Continuing Directors shall constitute the authorization of such matter by the board of directors of the Company, and no other action on the part of the Company or any other director of the Company shall be required to authorize such matter. The Continuing Directors shall have the authority to retain the same law firm and financial advisor that were serving in such capacities as of the date of this Agreement, at the expense of the Company.

Section 2    The Merger; Effective Time

2.1        Merger of Acquisition Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Acquisition Sub shall be merged with and into the Company, and the separate existence of Acquisition Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

2.2        Effect of the Merger. The Merger shall be governed by, and will be effected under, Section 251(h) of the DGCL as soon as practicable after the consummation of the Offer. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL and the parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer without a meeting of stockholders of the Company, in accordance with Section 251(h) of the DGC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Acquisition Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Acquisition Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.3        Effective Time; Closing. As promptly as practicable after the Acceptance Time and the satisfaction or waiver of the conditions set forth in Section 6, the parties hereto shall cause a properly executed certificate of merger (or, if applicable, a certificate of ownership and merger) conforming to the requirements of the DGCL (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware. The Merger shall become effective at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware, or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective being referred to in this Agreement as the “Effective Time”). At 10:00 a.m. (Pacific time) on the date on which the Certificate of Merger is to be so filed, a closing (the “Closing”) shall be held at the offices of Morrison & Foerster LLP, 425 Market Street, San Francisco, California 94105 (or such other place or time as Parent and the Company may jointly designate) for the purpose of confirming the satisfaction or waiver of each of the conditions set forth in Section 6. The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date.”

2.4        Certificate of Incorporation and Bylaws; Directors. At the Effective Time, unless otherwise determined by Parent prior to the Effective Time:

(a)          the Certificate of Incorporation of the Surviving Corporation shall be amended and restated to conform to the Certificate of Incorporation of Acquisition Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation will be “LeapFrog Enterprises, Inc.”;

(b)          subject to Section 5.9(a), the Bylaws of the Surviving Corporation shall be amended and restated to conform to the Bylaws of Acquisition Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation will be “LeapFrog Enterprises, Inc.”; and

(c)          the directors of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors of Acquisition Sub immediately prior to the Effective Time until their successors have been duly elected or appointed in accordance with the Certificate of Incorporation and the Bylaws of the Surviving Corporation.

2.5        Conversion of Company Shares.

(a)          Subject to Section 2.8, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Acquisition Sub, the Company or any holder of Company Shares:

(i)          any Company Shares then held by the Company or any wholly owned Subsidiary of the Company (or held in the Company’s treasury) shall automatically be cancelled and retired and cease to exist, and no consideration shall be paid in exchange therefor;

(ii)         any Company Shares then held by Parent, Acquisition Sub or any other wholly owned Subsidiary of Parent shall automatically be cancelled and retired and cease to exist, and no consideration shall be paid in exchange therefor;

(iii)        except as provided in clauses (i) and (ii) above and subject to Sections 2.5(b) and 2.6, each Company Share then outstanding (including any outstanding Company Shares subject to any repurchase rights in favor of the Company which, by their terms, would lapse as of the Effective Time, but excluding any Appraisal Shares, shall be converted into the right to receive, in cash, without interest, the Per Share Amount; and

(iv)        each share of common stock, par value $1.00 per share, of Acquisition Sub then outstanding shall be converted into one newly issued, fully paid and non-assessable share of the common stock of the Surviving Corporation, and thereupon each certificate representing ownership of such shares of common stock of Acquisition Sub shall thereafter represent ownership of shares of common stock of the Surviving Corporation.

(b)          Without duplication of the effects of Section 1.1(e), if, between the date of this Agreement and the Effective Time, the outstanding Company Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Per Share Amount shall be adjusted to the extent appropriate.

2.6           Closing of the Company’s Transfer Books. At the Effective Time: (a) all Company Shares outstanding immediately prior to the Effective Time shall cease to exist as provided in Section 2.5 and all holders of certificates previously representing Company Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as Company Stockholders; and (b) the stock transfer books of the Company shall be closed with respect to all Company Shares outstanding immediately prior to the Effective Time. No further transfer of any such Company Shares shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any of such Company Shares (a “Company Stock Certificate”) is presented to the Paying Agent or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 2.7.

2.7           Payment for Company Shares.

(a)          Prior to the Effective Time, (i) Parent shall appoint a reputable bank or trust company reasonably acceptable to the Company to act as paying agent with respect to the Merger (the “Paying Agent”), and (ii) Parent shall cause to be made available to the Paying Agent cash amounts sufficient to enable the Paying Agent to make payments pursuant to Section 2.5 to holders of Company Shares outstanding immediately prior to the Effective Time.

(b)          Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each Person who was, immediately prior to the Effective Time, a holder of record of Company Shares described in Section 2.5(a)(iii) a form of letter of transmittal (mutually approved by Parent and the Company) and instructions for use in effecting the surrender of Company Stock Certificates previously representing such Company Shares in exchange for payment therefor. Parent shall ensure that, upon proper surrender to the Paying Agent of each such Company Stock Certificate, together with a properly executed letter of transmittal, the holder of such Company Stock Certificate (or, under the circumstances described in Section 2.7(e), the transferee of the Company Shares previously represented by such Company Stock Certificate) shall promptly receive in exchange therefor the amount of cash to which such holder (or transferee) is entitled pursuant to Section 2.5(a)(iii).

(c)          On or after the six month anniversary of the Effective Time, the Surviving Corporation shall be entitled to cause the Paying Agent to deliver to the Surviving Corporation any funds made available by Parent to the Paying Agent which have not been disbursed to holders of Company Stock Certificates, and thereafter such holders shall be entitled to look to Parent and the Surviving Corporation with respect to the cash amounts payable upon surrender of their Company Stock Certificates. Neither the Paying Agent nor the Surviving Corporation shall be liable to any holder of a Company Stock Certificate for any amount properly paid to a public official pursuant to any applicable abandoned property or escheat Law.

(d)          If any Company Stock Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed, and if required by Parent, the posting of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, Parent shall cause the Paying Agent to pay in exchange for such lost, stolen or destroyed Company Stock Certificate the cash amount payable in respect thereof pursuant to this Agreement.

(e)          In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, payment may be made with respect to such Company Shares to a transferee of such Company Shares if the Company Stock Certificate previously representing such Company Shares is presented to the Paying Agent, accompanied by all documents reasonably required by Parent and the Paying Agent to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes relating to such transfer have been paid.

(f)          The Surviving Corporation shall bear and pay all charges and expenses, including those of the Paying Agent, incurred in connection with the payment for Company Shares.

2.8        Appraisal Rights.

(a)          Notwithstanding anything to the contrary contained in this Agreement, any Company Shares that constitute Appraisal Shares shall not be converted into or represent the right to receive payment in accordance with Section 2.5, and each holder of Appraisal Shares shall be entitled only to such rights with respect to such Appraisal Shares as may be granted to, and to the extent provided by, Section 251(h) and Section 262 of the DGCL. From and after the Effective Time, a holder of Appraisal Shares shall not have and shall not be entitled to exercise any of the voting rights or other rights of a stockholder of the Surviving Corporation. If any holder of Appraisal Shares shall fail to perfect or shall otherwise lose such holder’s right of appraisal under Section 262 of the DGCL, then (i) any right of such holder to require the Surviving Corporation to purchase such Appraisal Shares for cash shall be extinguished, and (ii) such Appraisal Shares shall automatically be converted into and shall represent only the right to receive (upon the surrender of the Company Stock Certificate(s) previously representing such Appraisal Shares) payment for such Appraisal Shares in accordance with Section 2.5.

(b)          The Company (i) shall promptly give Parent written notice of any demand by any Company Stockholder for appraisal of such stockholder’s Company Shares pursuant to Section 262 of the DGCL or any withdrawal of any such demand, and (ii) shall give Parent the opportunity and right to participate in all negotiations and proceedings with respect to any such demand. The Company shall not make any payment with respect to any demands for appraisal or settle any such demands for appraisal without the prior written consent of Parent.

(c)          For purposes of this Agreement, “Appraisal Shares” shall refer to any Company Shares outstanding immediately prior to the Effective Time that are held by stockholders who are entitled to demand and have properly demanded their appraisal rights under, and who comply in all respects with, Section 262 of the DGCL with respect to such Company Shares.

2.9        Withholding Rights. Parent, the Company, Acquisition Sub, the Surviving Corporation and the Paying Agent shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable to any holder of Company Shares or otherwise pursuant to this Agreement such amounts as Parent, the Company, Acquisition Sub, the Surviving Corporation or the Paying Agent determines it is required to deduct and withhold under the Code or any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

2.10      Further Action. If, at any time after the Effective Time, any further action is necessary to carry out the purposes of this Agreement, the officers and directors of the Surviving Corporation and Parent shall (in the name of Acquisition Sub, in the name of the Company or otherwise) take such action.

Section 3     REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Acquisition Sub that, except as (a) disclosed in the Company SEC Documents (excluding exhibits and other information incorporated therein) filed with, or furnished to, the SEC and publicly available on the SEC’s EDGAR website not less than four (4) Business Days prior to the date of this Agreement (excluding any risk factor disclosures contained in the “Risk Factors” section thereof, any disclosure of risks contained in any “forward-looking statements” disclaimer or any other disclosure of risks or any other statements that are predictive or forward-looking in nature, but in each of the foregoing cases other than statements of fact contained therein); provided, however, that any such disclosures in such Company SEC Documents shall be deemed to qualify a representation or warranty only if it is reasonably apparent that such information is relevant to such representation or warranty; and provided, further, that the disclosures in the Company SEC Documents shall not be deemed to qualify any Fundamental Representations or (b) set forth in the disclosure schedule delivered to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”):

3.1          Due Organization and Good Standing; Subsidiaries.

(a)          The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement. The Company is duly qualified to do business and is in good standing in each other jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)          Except for the Subsidiaries of the Company set forth in Part 3.1(b) of the Company Disclosure Schedule (which includes its jurisdiction of incorporation or formation), the Company has no Subsidiaries. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person. Each of the Subsidiaries of the Company is duly organized, validly existing and (where such concept is recognized under the Laws of the jurisdiction in which it is organized) in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or other organizational power and authority to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement. Each of the Subsidiaries of the Company is duly qualified to do business and is in good standing (where such concept is recognized) in each other jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. All of the outstanding shares of capital stock of the Subsidiaries of the Company are owned by the Company free and clear of all liens, pledges or encumbrances, except for Permitted Encumbrances.

3.2        Organizational Documents. The Company has Made Available to Parent true and complete copies of the Organizational Documents of each of the Company and its Subsidiaries, as amended to date and each as so delivered is in full force and effect. None of the Company or any of its Subsidiaries is in violation of its Organizational Documents in any material respect. The Company has Made Available to Parent true and complete copies of the minutes of all meetings of the Company’s stockholders, the Company Board and committee of the Company held since January 1, 2013.

3.3        Capitalization.

(a)          The authorized capital stock of the Company consists of (i) 180,000,000 shares of common stock (“Company Shares”) $0.0001 par value, of which 139,500,000 shares are designated as Class A common stock (“Class A Company Shares”) and 40,500,000 shares are designated as Class B common stock (“Class B Company Shares”); and 20,000,000 shares of preferred stock (“Preferred Stock”) $0.0001 par value, of which 2,000,000 shares shall be designated Series A preferred stock. As of February 4, 2016: (i) 66,589,763 Class A Company Shares were issued and outstanding, (ii) 7,443,843 Class A Company Shares were issuable upon the exercise of outstanding Company Options, (iii) 4,394,354 Class B Company Shares were issued and outstanding, and (iv) 2,314,280 Company RSUs were issued and outstanding. As of the date of this Agreement, no Preferred Stock has been issued. As of February 4, 2016, 8,075,738 Class A Company Shares were reserved for future issuance pursuant to the Company Equity Plans and 388,234 Class A Company Shares were reserved for future issuance pursuant to the Company ESPP. The Company has Made Available to Parent copies of (A) the Company Equity Plans and the Company ESPP, and (B) the forms of all stock option agreements and restricted stock award agreements evidencing the Company Options and outstanding stock awards relating to Company Shares outstanding as of February 4, 2016 and any other forms of award agreements or subscription agreements related to awards under the Company Equity Plans and the Company ESPP. All outstanding shares of capital stock of the Company are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive rights, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Organizational Documents of the Company or any Contract to which the Company is a party or is otherwise bound. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company or such Subsidiary on any matter.

(b)          Except for options, rights, securities and plans referred to in Section 3.3(a), as of the date of this Agreement, there are no outstanding: (i) shares of capital stock or other voting securities or equity interests of the Company, (ii) options, subscriptions, warrants, calls, commitments or rights to acquire from the Company or any of its Subsidiaries any shares of the capital stock of the Company or its Subsidiaries or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of the Company or any of its Subsidiaries, or any voting securities or any of the securities set forth below in clause (iii); (iii) securities of the Company that are convertible into or exchangeable or exercisable for any Company Shares or other voting securities or equity interests of the Company, (iv) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or other equity equivalent or equity-based awards or rights or (v) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party of which the Company has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries.

3.4        SEC Filings; Financial Statements.

(a)          Since January 1, 2012, the Company has filed or furnished, as applicable, on a timely basis true and complete copies of all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished, as applicable, with the SEC by the Company (such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated by reference, the “Company SEC Documents”). As of their respective filing dates (and in the case of any registration statements, as of the effective dates thereof), or if amended or superseded by a filing prior to the date of this Agreement, as of the date of such amendment filing, the Company SEC Documents complied, or if filed or furnished or to become effective subsequent to the date of this Agreement, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act of 2002, as amended (together with the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”), as the case may be, including, in each case, the rules and regulations promulgated thereunder. Except to the extent that information contained in any Company SEC Document has been revised, amended, modified or superseded by a later Company SEC Document, (i) none of the Company SEC Documents when filed or furnished (and in the case of any registration statements, as of the effective dates thereof) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) any Company SEC Document filed or furnished with the SEC subsequent to the date of this Agreement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

(b)          The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including the related notes and schedules thereto) included (or incorporated by reference) in the Company SEC Documents (i) complied as to form, as of their respective filing dates with the SEC, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in a manner consistent with the books and records of the Company and its Subsidiaries and in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except, (A) in the case of unaudited statements, as permitted by Form 10-Q of the SEC and (B) as may be indicated in the notes thereto)), and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods presented therein (subject to normal and recurring year-end adjustments, in the case of any unaudited interim financial statements, that were not, or are not expected to be, material in any amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. The Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rules or policy or applicable Law. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c)          The Company has established and maintains disclosure controls and procedures, and a system of internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s system of internal control over financial reporting is effective in providing reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of management, (iii) that any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be detected or prevented in a timely manner and (iv) regarding the reliability of the Company’s financial statements for external purposes in accordance with GAAP. Such disclosure controls and procedures are designed to ensure that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the Company’s periodic and current reports under the Exchange Act, is made known to the Company’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10 K or Form 10 Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. The Company has not identified (i) any material weakness or significant deficiency in the design or operation of internal controls which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

(d)          Since January 1, 2010, neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any director, officer, employee, auditor, accountant or other representative of the Company or any of its Subsidiaries has received, or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding deficiencies in the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any such material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company or any of its Subsidiaries.

(e)          None of the Company or its Subsidiaries is a party to or has any obligation or other commitment to become a party to any securitization transaction, joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, either the Company or its Subsidiaries in any of their published financial statements or other Company SEC Documents. The Company is in compliance in all material respects with (i) the rules and regulations of NYSE and (ii) any provisions of the Sarbanes-Oxley Act, in each case that are applicable to the Company. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding “extensions of credit” to directors or executive officers of the Company prohibited by Section 402 of the Sarbanes-Oxley Act of 2002.

(f)          The Company has Made Available to Parent copies of all comment letters received by the Company from the SEC since January 1, 2014 relating to the Company SEC Documents, together with all written responses of the Company thereto. As of the date hereof (i) there are no outstanding or unresolved comments in any such comment letters received by the Company from the SEC and (ii) to the knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC. No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC.

3.5          Absence of Certain Changes.

(a)          Between September 30, 2015 and the date of this Agreement (and other than in relation to the negotiation and execution of this Agreement), the Company and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice, and during such period none of the Company or its Subsidiaries has undertaken or effected, or authorized or agreed to undertake or effect, any action outside the ordinary course of business that, if taken or effected after the date of this Agreement, would require Parent’s consent pursuant to Section 5.1.

(b)          Since September 30, 2015, there has not been any change, event, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and neither the Company nor any of its Subsidiaries has suffered any loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance.

3.6        IP Rights/IT Systems and Data Security.

(a)          Section 3.6(a) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of all (i) patents and patent applications, (ii) trademark and service mark registrations and applications and trademarks and service marks protected by common law and not subject to a registration or application, (iii) copyright registrations and applications and (iv) Internet domain name registrations and applications, in each case, filed anywhere in the world by the Company and its Subsidiaries (collectively, the “Scheduled IP”). The Company and its Subsidiaries own all right, title and interest in and to all Company IP, free and clear of all Encumbrances. No Company IP is subject to any license granted by the Company to any other Person (other than implied licenses arising from sales of products and nonexclusive licenses granted in the ordinary course of business), and such Company IP is freely exercisable, transferable, and licensable without the consent of any third party, or notice or payment of any kind. To the knowledge of the Company, there is no third party who claims to own or exclusively license any rights to the Company IP.

(b)          The Company and its Subsidiaries own and have good title to, or have a valid right to use, each of the IP Rights necessary to enable the Company and its Subsidiaries to conduct their respective businesses in the manner in which such businesses are being conducted as of the date of this Agreement. All IP Rights that are material to the businesses of the Company and its Subsidiaries are either (a) Company IP or (b) IP Rights owned by a third party that are licensed to the Company or a Subsidiary of the Company pursuant to a license agreement. All registered trademarks, issued patents, registered copyrights and registered mask owned by the Company and its Subsidiaries are subsisting and, to the knowledge of the Company, valid and enforceable and none is involved in any interference, reissue, reexamination, inter partes review, opposition, cancellation or similar proceeding and, to the knowledge of the Company, no such action is or has been threatened with respect to any of such registered trademarks, issued patents, registered copyrights and registered mask. No Company IP or, to the knowledge of the Company, any IP Rights licensed to the Company or its Subsidiaries that are material to any of their businesses, is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the use or licensing thereof by the Company or its Subsidiaries.

(c)          All current and former employees and consultants of the Company and its Subsidiaries who made material contributions to the development of Company IP (including any named inventor for a patent or patent application that remains active as of the date of this Agreement) are parties to a proprietary information and invention assignment agreement with either the Company or one or more of its Subsidiaries in the standard form that has been Made Available to Parent. Such agreements are legal, valid and binding obligations of the Company and its Subsidiaries, on the one hand, and each such current or former employee or consultant, and, to the knowledge of the Company, there are no material breaches of any such agreement. Each of the Company and its Subsidiaries has at all times taken reasonable steps in accordance with standard industry practices to protect the Company IP and maintain the confidentiality of all information of either the Company or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, including taking reasonable steps to safeguard any such information that is accessible through computer systems or networks.

(d)          The Company and its Subsidiaries have not engaged in, and are not engaging in, any misuse, fraud, misappropriation or inequitable conduct with respect to the Company IP. To the knowledge of the Company, neither the material current products of the Company and its Subsidiaries nor the conduct of the respective businesses of the Company and its Subsidiaries infringes, misappropriates or otherwise violates any IP Rights of any other Person. Any written correspondence received since January 1, 2010 that alleges infringement, misappropriation or other violation of any IP Rights of any other Person has been Made Available to Parent. Other than as set forth in Section 3.6(d) of the Company Disclosure Schedule, no Legal Proceeding is pending (or, to the knowledge of the Company, is being threatened) against any of the Company or its Subsidiaries alleging any claim that the Company or its Subsidiaries are infringing, misappropriating or otherwise violating any IP Rights of any other Person, or that any material Company IP is invalid or unenforceable. To the knowledge of the Company as of the date of this Agreement, no other Person is infringing, misappropriating or otherwise violating any Company IP.

(e)          None of the Company and its Subsidiaries have published or otherwise made publicly available any of its trade secrets that are material to their respective businesses as conducted as of the date of this Agreement, except in the course of filing and prosecuting patent applications.

(f)          Neither the consummation of the Offer nor the consummation of the Merger will result in the loss or impairment of, require the payment by any of the Company or its Subsidiaries of any additional amounts with respect to, or will require the consent of any other Person in respect of, the right of the Company and its Subsidiaries to own, use or otherwise enjoy the rights to and of any of the Company IP, except for any loss, impairment, payment or consent that may result from, or be required as a result of, any contracts, agreements, orders, stipulations or other duties or obligations of Parent, Acquisition Sub or any other Affiliate of Parent that exist at or prior to the Acceptance Time or independently of this Agreement.

(g)          Section 3.6(g) of the Company Disclosure Schedule sets forth a list of all Owned Software included in any hardware product currently being shipped by the Company and its Subsidiaries. Such list also indicates each such Owned Software that contains Open Source Software. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have complied with all notice, attribution and other requirements of each license applicable to such Open Source Software; and (ii) neither the Company nor its Subsidiaries has used or distributed any such Open Source Software in a manner that requires, or would reasonably be expected to require, the (x) disclosure or distribution of any portion of the Source Code relating to such Owned Software, (y) license or other provision of any portion of such Source Code or (z) the grant of any license to any Company IP or non-assertion covenant or grant or waiver of rights under any Company IP.

(h)          Either the Company or one or more of its Subsidiaries owns or has a valid right to access and use all material computer systems, networks, hardware, technology, software, algorithms, databases, websites, and equipment used to process, store, maintain and operate data, information, and functions used in connection with the business of the Company (the “IT Systems”), as such IT Systems are currently used by the Company. The IT Systems (A) perform in all material respects as required in connection with, the current operation of the Company, and (B) and have not suffered any material malfunction, failure or security breach within the past three (3) years. The Company maintains commercially reasonable controls and processes that are designed (i) to provide for the back-up and restoration of critical data, (ii) to manage physical access to the IT Systems, and (iii) to secure and protect customer information processed or otherwise used by the IT Systems.

(i)          The Company is in compliance in all material respects with all of its privacy policies and applicable Privacy Laws in all material respects and has not received written notice or claim of, and has no knowledge of, any actual, alleged or suspected material violation of any of its privacy policies or applicable Privacy Laws since January 1, 2014. The Company is in compliance in all material respects with all its contractual commitments with respect to Personal Information and has commercially reasonable safeguards in place to protect Personal Information in its possession or control from unauthorized access, including implementing and adhering to commercially reasonable policies designed to maintain the security and integrity of all Personal Information of its customers and vendors. Since January 1, 2012, to the knowledge of the Company there have been no data breaches with respect to which notification to affected data subjects or reporting to any Governmental Body was required by applicable Privacy Laws, including any such data breaches involving any Personal Information, and neither the Company nor, to the knowledge of the Company, any other Person, has made any illegal or unauthorized use of Personal Information that was collected by or on behalf of the Company.

(j)          Any deemed transfer of Personal Information in connection with the Closing will not violate in any material respect the Company’s privacy policies, as such policies currently exist or as they existed at the time the Personal Information was collected by or on behalf of the Company.

3.7          Title to Assets; Real Property; Equipment.

(a)          The Company and its Subsidiaries have good and marketable title to all assets owned by them, and valid leasehold interests in all assets leased by them, that are material to the Company’s business as conducted on the date hereof, including such assets (other than capitalized leases) reflected on the Most Recent Balance Sheet (except for assets sold or otherwise disposed of in the ordinary course of business since the date of the Most Recent Balance Sheet). All of said assets are owned by the Company and its Subsidiaries free and clear of any Encumbrances (other than Permitted Encumbrances). Notwithstanding the foregoing, it is understood and agreed that matters regarding Company IP are not addressed in this Section 3.7.

(b)          The Company and its Subsidiaries do not own and have not owned any real property.

(c)          Section 3.7(c) of the Company Disclosure Schedule sets forth, as of the date hereof, (i) a true and complete list of all real property leased, subleased or otherwise occupied by the Company or any of its Subsidiaries (each, a “Leased Real Property”), (ii) the address for each Leased Real Property and (iii) current rent amounts payable by the Company or its Subsidiaries related to such Leased Real Property. All of the leases, subleases and other agreements (each, a “Lease Agreement”) relating to the Leased Real Property are valid, subsisting and binding obligations of the Company or one of its Subsidiaries and in full force and effect, and each of the Company and its Subsidiaries that are party to any such Lease Agreement have complied in all material respects with the terms of all such Lease Agreements. The Company or one of its Subsidiaries has a good and valid leasehold or other occupancy interest in each Leased Real Property, free and clear of all Encumbrances (other than Permitted Encumbrances), including any leasehold mortgage, pledge, lien, encumbrance, sublease, assignment, license or other agreement granting to any Third Party any interest in the Company’s leasehold interests or any right to the use or occupancy of any Leased Real Property.

(d)          All material items of equipment and other tangible assets owned by or leased to the Company and its Subsidiaries (i) are in all material respects in good operating condition and repair (ordinary wear and tear excepted and ongoing maintenance excepted) and (ii) are adequate in all material respects for the uses to which they are being put.

3.8          Contracts. Section 3.8 of the Company Disclosure Schedule lists each of the following types of Contracts to which the Company or any of its Subsidiaries is a party as of the date hereof or by which any of their respective properties or assets is bound as of the date hereof:

(i)          each Contract that would be required to be filed by the Company as a “material contract” exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K that has not been filed or incorporated by reference in the Company SEC Documents;

(ii)         each Contract to which the Company or any of its Subsidiaries is a party that (A) restricts the ability of the Company or any of its Subsidiaries (or that following the Offer Acceptance Time or the Closing will restrict the ability of Parent or any of its Subsidiaries) to compete in any line of business or with any Person, to conduct any line of business in any geographical area, to engage in any line of business or to solicit any client or customer, (B) restricts, in any material respect, the right of the Company or any of its Subsidiaries (or following the Offer Acceptance Time or the Closing will restrict the ability of Parent or any of its Subsidiaries) to sell, purchase, develop, supply, distribute or provide or receive support or service to, for, from, or otherwise engage in any business with, any Person, (C) requires the Company or any of its Subsidiaries to conduct any business on a “most favored nations” or other preferential basis with any third party or otherwise that grants any Person any type of special discount rights or (D) provides for “exclusivity” or any similar requirement in favor of any third party;

(iii)        each Contract to which the Company or any of its Subsidiaries is a party that (A) is material to the Company or any of its Subsidiaries and (B) licenses to or from the Company or any of its Subsidiaries IP Rights where the total consideration exchanged under such Contract to date is $25,000 or more in value or the annual consideration exchanged under such Contract in any given year is $25,000 or more in value;

(iv)        each Contract to which the Company or any of its Subsidiaries is a party that obligates the Company to make annual payments in excess of $200,000 over the remaining term of such Contract;

(v)         each Contract to which the Company or any of its Subsidiaries is a party relating to indebtedness for borrowed money or any financial guaranty;

(vi)        each Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act or to which any of the Company’s directors or officers is a party;

(vii)       each joint venture, partnership, limited liability or other such similar agreement or arrangement to which the Company or any of its Subsidiaries is a party that relates to the formation, creation, operation, management or control of any joint venture, partnership or other such arrangement;

(viii)      each Contract that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or properties of the Company or any of its Subsidiaries;

(ix)         each Contract that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of assets in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration (in one or a series of transactions) under such Contract of $200,000 or more;

(x)          each Contract pursuant to which the Company or any of its Subsidiaries has continuing indemnification, guarantee, “earn-out” or other similar contingent payment obligations other than for indemnification and guarantee agreements entered into in the ordinary course of business consistent with past practice;

(xi)         each Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries (A) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (B) to make loans to any Person or (C) to grant Encumbrances on the assets or property of the Company or any of its Subsidiaries;

(xii)        each settlement agreement (A) pursuant to which the Company or any of its Subsidiaries has a current ongoing obligation, (B) which grants any third party rights to any material Company IP or imposes any restriction on the right of the Company and its Subsidiaries to use or register any IP Rights or (C) imposes any restrictions or obligations (other than the payment of money) on the businesses of the Company and its Subsidiaries or any of their Affiliates, other than releases immaterial in nature or amount entered into in the ordinary course of business with former employees of the Company or any of its Subsidiaries or independent contractors in connection with the routine cessation of such employee’s or independent contractor’s employment;

(xiii)       each Lease Agreement;

(xiv)      each Contract with any Governmental Body;

(xv)       each Contract containing any “non-solicitation”, “no-hire” or similar provision that restricts the Company or any of its Subsidiaries in a similar manner (except for non-disclosure agreements entered into in the ordinary course of business);

(xvi)      each Contract (A) that grants an Encumbrance on the assets or properties of the Company or any of its Subsidiaries or (B) relating to any advance, loan, capital contribution or other extension of credit (other than trade credits and accounts receivable in the ordinary course of business consistent with past practice) made by the Company or any of its Subsidiaries;

(xvii)     each Contract relating to any interest rate, derivatives, swaps, options or other hedging transaction;

(xviii)    each Contract that obligates the Company or any of its Subsidiaries to make any capital commitment (including development or construction of, or additions or expansions to, or renovations of, any property), loan or expenditure, individually or in the aggregate, in an amount in excess of $200,000;

(xix)       each Contract that requires a consent to or otherwise contains a provision relating to a “change of control,” or that would or would reasonably be expected to prevent, delay or impair the consummation of the transactions contemplated by this Agreement;

(xx)        any employment Contract (including agreements that contain non-competition, non-solicitation or confidentiality covenants) either (A) applicable to any employee having a title of Vice President or above or (B) that provides for severance with respect to any employee with an annual base salary in excess of $150,000;

(xxi)       any Company Plan, any of the benefits of which will be increased materially, or the vesting of benefits of which will be accelerated, by the consummation of the transactions contemplated hereby or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(xxii)      each Contract between the Company or its Subsidiaries and any customer of either the Company or its Subsidiaries whose aggregate purchases of goods from the Company and its Subsidiaries during the fiscal year ended March 31, 2015 exceeded $200,000; and

(xxiii)     any Contract not entered into in the ordinary course of business between the Company or any of its Subsidiaries, on the one hand, and any Affiliate thereof (other than any Subsidiary of the Company).

Each contract, arrangement, commitment or understanding of the type described in Section 3.8, whether or not set forth in Section 3.8 of the Company Disclosure Schedule, is referred to herein as a “Material Contract.” Except Material Contracts that have expired or terminated by their terms, all of the Material Contracts are valid and binding on the Company or any Subsidiary of the Company, as the case may be, and, to the knowledge of the Company, each other party thereto, as applicable, and in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium and other similar applicable Law affecting creditors’ rights generally and by general principles of equity. Neither the Company nor its Subsidiaries has, and to the knowledge of the Company, none of the other parties thereto have, violated in any material respect any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a material default under the provisions of any Material Contract. There are no disputes pending or, to the Company’s knowledge, threatened as of the date of this Agreement with respect to any Material Contracts and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Material Contract to amend, terminate for default, convenience or otherwise, not renew, or reduce any volumes under any Material Contract, nor to the Company’s knowledge, is any such party threatening to do so. The Company has Made Available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

3.9          Compliance with Laws. The Company and its Subsidiaries are and at all times have been in compliance with all Laws applicable to their respective businesses, operations, properties or assets, except where the failure to comply with such Laws, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2010, none of the Company or any of its Subsidiaries has (a) received any written notice or other written communication from any Governmental Body alleging or regarding any possible material violation by the Company or its Subsidiaries of any Law or (b) provided any written notice or other written communication to any Governmental Body regarding any material violation by either the Company or its Subsidiaries of any Law, which notice in either case remains outstanding or unresolved as of the date of this Agreement. Each of the Company and its Subsidiaries is and at all times has been in compliance in all material respects with applicable provisions of United States export and import control and economic sanctions Laws and regulations related to the export or transfer of commodities, software and technology and international business, including the Export Administration Regulations (15 C.F.R. §§ 730-774); the International Traffic in Arms Regulations (22 C.F.R. §§ 120-130); economic sanctions regulations and other measures administered by the U.S. Department of the Treasury, Office of Foreign Assets Control ; and the U.S. customs regulations (19 C.F.R. §§ 1-357). None of the Company or any of its Subsidiaries has, directly or indirectly, entered into a transaction with (i) a Prohibited Person, (ii) to the Company’s knowledge, an Entity that is more than 50% owned by one or more Prohibited Persons, or (iii) a Person located in, resident in or who is a national of an Embargoed Jurisdiction.

3.10      Legal Proceedings; Orders. As of the date of this Agreement and except as set forth in Section 3.10 of the Company Disclosure Schedule:

(a)          there is no Legal Proceeding pending (or, to the knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries or any their respective properties or assets, other than any Action commenced by a Person other than a Governmental Body that (a) does not involve an amount in controversy in excess of $50,000 and (b) does not seek material injunctive or other non-monetary relief;

(b)          there is no material court order, judgment, injunction or decree under which the Company or any of its Subsidiaries, or any their respective properties or assets, is subject; and

(c)          no investigation by any Governmental Body with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, is being overtly threatened, other than any investigation that is not expected by the Company to have a Company Material Adverse Effect.

3.11      Governmental Authorizations. Each of the Company and its Subsidiaries holds and have in effect, in all material respects, all material Governmental Authorizations necessary for them to own, lease or operate its business, properties and assets, and otherwise carry on their businesses and operations in the manner in which such business and operations are currently being conducted as of the date of this Agreement. The material Governmental Authorizations held by the Company and its Subsidiaries are valid and in full force and effect. Each of the Company and its Subsidiaries is in compliance in all material respects with the terms and requirements of such Governmental Authorizations. None of the Company or any of its Subsidiaries has received any written notice or other written communication from any Governmental Body regarding (a) any violation or default by either the Company or its Subsidiaries of any material Governmental Authorization, or (b) any revocation, cancellation or termination of any material Governmental Authorization held by either the Company or its Subsidiaries, which notice in either case remains outstanding or unresolved as of the date of this Agreement, nor, to the knowledge of the Company, has any violation or default, or revocation, cancellation or termination, occurred with respect to any such Governmental Authorization.

3.12        Tax Matters.

(a)          All income and other material Tax returns (the “Company Returns”) required to be filed by the Company or any of its Subsidiaries with any governmental Tax authorities prior to the Acceptance Time (taking into account any applicable extensions to file such Company Returns) (i) have been filed on or before the applicable due date (as such due date may have been or may be extended), (ii) are true, correct and complete in all material respects and (iii) have been prepared in compliance with applicable Tax Laws and regulations. The amounts shown on the Company Returns have been timely paid. The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(b)          The Most Recent Balance Sheet adequately accrues the liabilities of the Company and its Subsidiaries for income and other material Taxes with respect to all periods through September 30, 2015. The Company has established and will establish, in the ordinary course of business, appropriate reserves for the payment of Taxes by the Company and its Subsidiaries for the period from October 1, 2015 through the Acceptance Time. Since September 30, 2015, the Company has not incurred any liability for Taxes, except in the ordinary course of business.

(c)          Each of the Company and its Subsidiaries has (i) withheld all Taxes required to be withheld in respect of all payments to employees, officers, directors, and any other Persons, and timely remitted all such Taxes withheld to the appropriate Governmental Body in accordance with applicable Laws and (ii) collected all sales, use, value added, goods and services, and similar Taxes required to be collected, and timely remitted all such Taxes collected to the appropriate Governmental Body in accordance with applicable Laws, except where such failure to collect or timely remit would not have, or could not be reasonably expected to have, a Company Material Adverse Effect.

(d)          (i) To the knowledge of the Company there are no examinations or audits of any Company Return underway, (ii) no extension or waiver of the limitation period applicable to any Company Return is in effect, (iii) no Legal Proceeding is pending (or, to the knowledge of the Company, is being threatened) by any Tax authority against the Company or any of its Subsidiaries in respect of any income or other material Tax, (iv) there are no unsatisfied liabilities for Taxes with respect to any notice of deficiency or similar document received by the Company or any of its Subsidiaries with respect to any Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith and are set forth on Section 3.12(d) of the Company Disclosure Schedule), and (v) there are no liens for income or other material Taxes (other than Permitted Encumbrances) upon any of the assets of the Company or any of its Subsidiaries.

(e)          Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the date of this Agreement as a result of any: (i) change in method of accounting made prior to the date of this Agreement, including under Section 481 or Section 263A of the Code (or any similar provision of applicable Tax Law), (ii) closing agreement as described in Section 7121 of the Code (or any similar provision of applicable Tax Law) executed prior to the date of this Agreement, (ii) deferred intercompany gain or excess loss accounts described in Treasury Regulations under Section 1502 of the Code (or any similar provision of applicable Tax Law), (iii) installment sale or open transaction disposition made prior to the date of this Agreement, (iv) prepaid amount receive prior to the date of this Agreement, or (vi) election under Section 108(i) of the Code (or any similar provision of applicable Tax Law).

(f)          Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax free treatment under Section 355 of the Code.

(g)          The Company and each of its Subsidiaries is not subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business in that country or by virtue of having a source of income in that country. Each Subsidiary that is organized outside the United States (i) is treated as a corporation for United States federal income tax purposes and no election has been made to treat such entity other than as a corporation for United States federal income tax purposes, and (ii) is not treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code.

(h)          The Company has not been a member of any combined, consolidated or unitary group for which it is or will be liable for Taxes under principles of Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Tax Law), except for any such group of which the Company is the common parent for U.S. federal income Tax purposes. Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company) as a transferee or successor, by contract, by operation of law or otherwise.

(i)          There is no agreement between the Company, or any of its Subsidiaries, and any employee or independent contractor of the Company or any of its Subsidiaries that will give rise to any material payment that would not be deductible for U.S. federal income Tax purposes pursuant to Section 280G or Section 162(m) of the Code.

(j)          None of the Company or any of its Subsidiaries is a party to any material Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement, other than (i) commercially reasonable agreements providing for the allocation or payment of real property Taxes attributable to real property leased or occupied by either the Company or its Subsidiaries, (ii) commercially reasonable agreements for the allocation or payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to personal property leased, used, owned or sold in the ordinary course of business, and (iii) provisions of employment agreements compensating employees for any increase in taxation of such employee’s income resulting from the performance of work for either the Company or its Subsidiaries outside of such employee’s country of residence.

3.13      Employee Benefit Plans.

(a)          Section 3.13(a) of the Company Disclosure Schedule set forth a complete and accurate list of (i) all material “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (ii) all other material employment, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, insurance, vacation, deferred compensation, severance, termination, retention, change of control and other similar fringe, welfare or other employee benefit plans, programs, agreement, contracts, policies or binding arrangements (whether or not in writing) maintained or contributed to for the benefit of any current or former employee or director of either the Company or its Subsidiaries or any other trade or business (whether or not incorporated) which would be treated as a single employer with either the Company or its Subsidiaries under Section 414 of the Code (an “ERISA Affiliate”), or with respect to which either the Company or its Subsidiaries has any current material liability (together, the “Company Plans”). With respect to each Company Plan, to the extent applicable, the Company has Made Available to Parent complete and accurate copies of the following: (A) the most recent annual report on Form 5500 required to have been filed with the Internal Revenue Service (the “IRS”), including all schedules thereto; (B) the most recent determination or opinion letter, as applicable, if any, from the IRS for any Company Plan that is intended to qualify under Section 401(a) of the Code; (C) the plan documents and summary plan descriptions; (D) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; and (E) any notices to or from the IRS or any office or representative of the Department of Labor or any similar Governmental Body relating to any compliance issues in respect of any such Company Plan.

(b)          Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter, if applicable) from the U.S. Internal Revenue Service stating that such Company Plan is so qualified. Each Company Plan has been operated in substantial compliance with its terms and with all applicable Laws, except where the failure to operate in such compliance would not have a Company Material Adverse Effect.

(c)          No Company Plan is (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) a “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA) or (iii) subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA.

(d)          Since January 1, 2012, each Company Plan has been maintained, funded, operated and administered in all material respects in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Body, except to the extent that any such failure would not have, and could not be reasonably expected to have, a Company Material Adverse Effect.

(e)          Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Company Plan which is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has, at all times, been administered in material compliance with the requirements of Section 409A of the Code and applicable guidance issued thereunder; and to the knowledge of the Company, in all cases so that the additional tax described in Section 409A(a)(1)(B) of the Code will not be assessed against the individuals participating in any such non-qualified deferred compensation plan with respect to benefits due or accruing.

(f)          No Company Plan that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA provides post-termination or retiree life insurance, health or other welfare benefits to any person, except as may be required by COBRA or any similar state Law provision.

(g)          Each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to the employment of their employees, except where the failure to be in such compliance would not have a Company Material Adverse Effect.

(h)          Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each International Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations (including any special provisions relating to qualified plans where such International Employee Plan was intended so to qualify.

(i)          Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, none of Company and its Subsidiaries, or, to the knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Company Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which would reasonably be expected to result in the imposition of a penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code, in each case applicable to either the Company or its Subsidiaries or any Company Plan or for which either the Company or its Subsidiaries has any indemnification obligation.

3.14      Labor Matters. There are no collective bargaining agreements or other labor union agreements to which the Company or any of its Subsidiaries is a party, and, to the knowledge of the Company, none of the Company or any of its Subsidiaries is the subject of any Legal Proceeding asserting that it has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions. The Company has Made Available to Parent copies of all material correspondence and all unresolved charges, complaints, notices or orders received by the Company or any of its Subsidiaries from the National Labor Relations Board or any labor organization during the two-year period prior to the date of this Agreement. During the two-year period prior to the date of this Agreement, none of the Company or any of its Subsidiaries had any National Labor Relations Board unfair labor practice charge or representation petition filed against it. None of the Company or any of its Subsidiaries has had any strike, slowdown, work stoppage, boycott, picketing, lockout, job action, union labor dispute during the two-year period prior to the date of this Agreement (other than routine contract negotiations). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have withheld all amounts required by applicable Law to be withheld from the wages, salaries, and other payments to employees, and are not, to the knowledge of the Company, liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing. Neither the Company nor its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice).

3.15      Environmental Matters. Each of the Company and its Subsidiaries is in compliance with all applicable Environmental Laws, except where the failure to be in such compliance would not have a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has received any written notice from a Governmental Body that alleges that the Company is violating any Environmental Law. There has been no material release of any hazardous materials by the Company or any of its Subsidiaries at or from any facilities owned or leased by the Company or any of its Subsidiaries or at any other locations where any hazardous materials were generated, manufactured, refined, transferred, stored, produced, imported, used, processed or disposed of by the Company or any of its Subsidiaries and, in each case, for which the Company or any of its Subsidiaries has any material remedial or investigative obligation, corrective action requirement or other liability.

3.16      Insurance. The Company and each of its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of the Company or one or more of its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which the Company operates. With respect to each such material insurance policy, such policy is in full force and effect and all premiums due thereon have been paid and none of the Company or any of its Subsidiaries has received any written communication notifying either the Company or its Subsidiaries of any (a) premature cancellation or invalidation of any such material insurance policy held by either the Company or its Subsidiaries (except with respect to policies that have been replaced with similar policies), (b) refusal of any coverage or rejection of any material claim under any such material insurance policy held by either the Company or its Subsidiaries, or (c) material adjustment in the amount of the premiums payable with respect to any material insurance policy held by either the Company or its Subsidiaries. As of the date of this Agreement, there is no pending material claim by the Company against any insurance carrier under any insurance policy held by the Company or any of its Subsidiaries.

3.17      Certain Business Practices. None of the Company or any of its Subsidiaries (nor, to the knowledge of the Company, any of their respective directors, executives, representatives, agents or employees) has: (a) used or is using any funds for unlawful contributions, gifts or entertainment, or for other unlawful expenses, related to political activity; (b) made any bribe, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; (c) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties; or (d) has violated or violating any provision of the Foreign Corrupt Practices Act of 1977.

3.18        Authority; Binding Nature of Agreement. The Company has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The Company Board has (a) determined that the Offer is fair to, and in the best interests of, the Company’s stockholders, (b) authorized and approved the execution, delivery and performance of this Agreement by the Company, (c) declared that this Agreement is advisable, and (d) resolved to make the Company Board Recommendation. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement other than, with respect to the Merger, the adoption of this Agreement by the holders of a majority of the Company Shares outstanding as of the applicable record date (if required under the DGCL) and the filing of the appropriate merger documents as required by the DGCL. This Agreement has been duly executed and delivered on behalf of the Company and, assuming the due authorization, execution and delivery of this Agreement on behalf of Parent and Acquisition Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies. Assuming the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL, no vote or consent of the holders of any class or series of the Company’s capital stock or other securities is required to authorize this Agreement or to consummate the Offer, the Merger and the other transactions contemplated hereby.

3.19      Non-Contravention; Consents. Except for violations and defaults with respect to sub-clauses Section 3.19(b) and 3.19(c) that would not have a Company Material Adverse Effect, the execution and delivery of this Agreement by the Company, the acquisition of Company Shares by Acquisition Sub pursuant to the Offer and the consummation by the Company of the Merger will not: (a) cause a violation of any of the provisions of the Organizational Documents of the Company; (b) cause a violation by the Company or any of its Subsidiaries of any Law applicable to the business of either the Company or its Subsidiaries; or (c) cause a default on the part of the Company or any of its Subsidiaries under any Material Contract. Except as may be required by the Exchange Act, the DGCL or the antitrust or competition Laws of foreign jurisdictions, the Company is not required to make any filing with or to obtain any consent from any Person at or prior to the Effective Time in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Offer, the Merger and the other transactions contemplated hereby or compliance with the provisions hereof except where the failure to make any such filing or obtain any such consent would not, individually or in the aggregate, have or be reasonably expected to have a Company Material Adverse Effect.

3.20      Possession of Licenses and Permits. Each of the Company and its Subsidiaries (A) possesses all material certificates, authorizations, registrations, permits, licenses, approvals and consents issued by the appropriate federal, state, local or foreign regulatory agencies or bodies necessary to conduct the business of the Company and its Subsidiaries as described in the Company SEC Documents (collectively, “Governmental Licenses”), and (B) is in compliance in all material respects with the terms and conditions of all such Governmental Licenses. All of the Governmental Licenses are valid and in full force and effect; and none of the Company or any of its Subsidiaries has received any written notice of proceedings relating to the revocation or modification of any such Governmental Licenses.

3.21      Opinion of Financial Advisor. The Company Board has received the opinion of Morgan Stanley, dated as of February 4, 2016, to the effect that (subject to various qualifications and assumptions contained in such opinion) the Per Share Amount was fair, from a financial point of view, to the holders of Class A Company Shares (other than as set forth in such opinion) as of February 4, 2016, other than Parent and any Subsidiary of Parent, and a signed true and complete copy of which opinion has been or will promptly be provided to Parent.

3.22      Brokers. No broker, finder, financial advisor, investment banker or other Person (other than Morgan Stanley, the fees and expenses of which will be paid by the Company) is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any of its Affiliates.

3.23      Schedule 14D-9; Offer Documents. On the date filed with the SEC, amended or supplemented and on the date first published, distributed, disseminated, sent or otherwise given to the Company’s stockholders, the Schedule 14D-9 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading and the Schedule 14D-9 will comply in all material respects with the requirements of the Exchange Act, except that no representation is made by the Company with respect to any statements included or incorporated by reference in the Schedule 14D-9 based on information supplied in writing by or on behalf of Parent or Acquisition Sub specifically for inclusion in the Schedule 14D-9 or incorporation by reference therein. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in any of the Offer Documents will, at the respective times they are first filed with the SEC, amended or supplemented or first published, distributed, disseminated, sent or otherwise given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to any statements included or incorporated by reference in the Offer Documents based on information supplied in writing by or on behalf of Parent or Acquisition Sub specifically for inclusion in the Offer Documents or incorporated by reference therein.

3.24        No Undisclosed Liabilities; Indebtedness.

(a)          Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent accrued or reserved against in the Most Recent Balance Sheet (without giving effect to any amendment thereto filed on or after the date hereof), (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 2015, (c) liabilities incurred in connection with this Agreement, the Offer, the Merger or the other transactions contemplated hereby and (d) liabilities which, in the aggregate, would not be greater than $500,000.

(b)          As of the date hereof, the outstanding consolidated indebtedness of the Company and its Subsidiaries, including under the Loan Facility, is not greater than $20,000,000.

3.25        State Takeover Statutes; Section 251(h). As of the date hereof and at all times on or prior to the Effective Time, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the timely consummation of the Offer, the Merger and the other transactions contemplated hereby and will not restrict, impair or delay the ability of Parent or Acquisition Sub, after the Acceptance Time, to vote or otherwise exercise all rights as a stockholder of the Company. No other Takeover Laws or any similar anti-takeover provision in the Organizational Documents of the Company is, or at the Effective Time will be, applicable to this Agreement, the Offer, the Merger or any of the other transactions contemplated hereby. The Company has not taken, or authorized or permitted any of its representatives to take, any action that would reasonably be expected to render Section 251(h) of the DGCL inapplicable to the Merger.

3.26      Related Party Transactions. Between January 1, 2012 and the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and the Affiliates of the Company, on the other hand (other than the Company’s Subsidiaries) that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and that have not been so disclosed in the Company SEC Documents.

3.27        Rule 14d-10 Matters. All amounts payable to holders of Shares and other equity interests of the Company (“Covered Securityholders”) pursuant to the Company Plans (a) are being paid or granted as compensation for past services performed, future services to be performed or future services to be refrained from performing by the Covered Securityholders (and matters incidental thereto) and (b) are not calculated based on the number of Shares tendered or to be tendered into the Offer by the applicable Covered Securityholder. The Compensation Committee of the Company (each member of which the Board of Directors of the Company determined is an “independent director” within the meaning of the applicable NYSE rules and is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act) (i) at a meeting duly called and held at which all members of the Compensation Committee were present, duly and unanimously adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (A) each Company Equity Plan and (B) the treatment of the Company Options and Company RSUs in accordance with the terms set forth herein, the applicable Company Equity Plan and any applicable Company Plans, which resolutions have not been rescinded, modified or withdrawn in any way, and (ii) has taken all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to the foregoing arrangements.

3.28        No Other Parent or Acquisition Sub Representations or Warranties. Except for the representations and warranties set forth in Section 4, the Company hereby acknowledges and agrees that none of Parent, Acquisition Sub, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to Parent or Acquisition Sub or their respective businesses or operations, including with respect to any information provided, disclosed or delivered to the Company.

Section 4     REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company that:

4.1          Due Organization and Good Standing. Parent is a corporation duly organized, validly existing and in good standing under the Laws of Bermuda. Acquisition Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.

4.2        Legal Proceedings; Orders. As of the date of this Agreement:

(a)          there is no Legal Proceeding pending (or, to the knowledge of Parent, being overtly threatened) against Parent or Acquisition Sub that would have, or would reasonably be expected to have, a Parent Material Adverse Effect;

(b)          there is no court order or judgment to which Parent or Acquisition Sub is subject that would have, or would reasonably be expected to have, a Parent Material Adverse Effect; and

(c)          no investigation by any Governmental Body with respect to Parent, Acquisition Sub or any other Affiliate of Parent is pending or, to the knowledge of Parent, is being overtly threatened, other than any investigation that would not have, and would not reasonably be expected to have, a Parent Material Adverse Effect.

4.3          Authority; Binding Nature of Agreement.

(a)          Parent has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The board of directors of Parent has (i) determined that the transactions contemplated by this Agreement are fair to and in the best interests of Parent, and (ii) authorized and approved the execution, delivery and performance of this Agreement by Parent. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement other than, with respect to the Merger, the filing and recordation of the appropriate merger documents as required by the DGCL. This Agreement has been duly executed and delivered on behalf of Parent and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to (A) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (B) rules of Law governing specific performance, injunctive relief and other equitable remedies.

(b)          Acquisition Sub is a newly formed, wholly owned Subsidiary of Parent and has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement. Acquisition Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Acceptance Time, Acquisition Sub will not have engaged in any other material business activities and will have incurred no material liabilities or obligations other than as contemplated by this Agreement. The board of directors of Acquisition Sub has (i) determined that the transactions contemplated by this Agreement are fair to and in the best interests of Acquisition Sub and its stockholder, (ii) declared that this Agreement is advisable, and (iii) authorized and approved the execution, delivery and performance of this Agreement by Acquisition Sub. The execution and delivery of this Agreement by Acquisition Sub and the consummation by Acquisition Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Acquisition Sub, and no other corporate proceedings on the part of Acquisition Sub are necessary to authorize this Agreement other than, with respect to the Merger, the filing and recordation of the appropriate merger documents as required by the DGCL. Parent, as the sole stockholder of Acquisition Sub, has or will vote to adopt this Agreement. This Agreement has been duly executed and delivered by Acquisition Sub and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the valid and binding obligation of Acquisition Sub, enforceable against Acquisition Sub in accordance with its terms, subject to (A) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (B) rules of Law governing specific performance, injunctive relief and other equitable remedies.

4.4        Non-Contravention; Consents. Except for violations and defaults that would not have, and would not reasonably be expected to have, a Parent Material Adverse Effect, the execution and delivery of this Agreement by Parent and Acquisition Sub, and the consummation of the transactions contemplated by this Agreement, will not: (i) cause a violation of any of the provisions of the Organizational Documents of Parent or Acquisition Sub; (ii) cause a violation by Parent or Acquisition Sub of any Law applicable to Parent or Acquisition Sub; or (iii) cause a default on the part of Parent or Acquisition Sub under any material contract. Except as may be required by the Exchange Act, the DGCL or the antitrust or competition Laws of foreign jurisdictions, neither Parent nor Acquisition Sub, nor any of Parent’s other Affiliates, is required to make any filing with or to obtain any consent from any Person at or prior to the Effective Time in connection with the execution and delivery of this Agreement by Parent or Acquisition Sub or the consummation by Parent or Acquisition Sub of any of the transactions contemplated by this Agreement, except where the failure to make any such filing or obtain any such consent would not have, and would not reasonably be expected to have, a Parent Material Adverse Effect.

4.5        Offer Documents. The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act. On the date filed with the SEC, on the date first published, sent or given to the Company’s stockholders and at all other times at or prior to the Acceptance Time, the Offer Documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent or Acquisition Sub with respect to any statements included or incorporated by reference in the Offer Documents based on information supplied in writing by or on behalf of the Company specifically for inclusion in the Offer Documents or incorporated by reference therein.

4.6         Information in Schedule 14D-9. None of the information supplied or to be supplied by or on behalf of Parent, Acquisition Sub or any of their respective Affiliates, partners, members, stockholders, directors, officers, employees, agents or other representatives to the Company in writing for inclusion in the Schedule 14D-9 will, at the time the Schedule 14D-9 is filed with the SEC, or at the time the Schedule 14D-9 is published, mailed or disseminated to the stockholders of the Company contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Parent nor Acquisition Sub makes any representation or warranty with respect to statements included or incorporated by reference in the Schedule 14D-9 based on information supplied in writing by or on behalf of the Company specifically for inclusion or incorporation by reference therein.

4.7         Financing. Parent and Acquisition Sub have as of the date of this Agreement and will have, as of the respective dates of the Acceptance Time and the Closing, sufficient funds to consummate the Offer and the Merger on the terms, and subject to the conditions, contemplated by this Agreement.

4.8           No Other Company Representations or Warranties. Except for the representations and warranties set forth in Section 3, Parent and Acquisition Sub hereby acknowledge and agree that neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses or operations, including with respect to any information provided, disclosed or delivered to Parent or Acquisition Sub. Without limiting the foregoing, Parent and Acquisition Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has made or is making any representation or warranty with respect to any estimates, projections, forecasts, forward-looking statements, business plans or cost-related plans Made Available to Parent or Acquisition Sub (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans).

Section 5     Covenants

5.1           Interim Operations of the Company and its Subsidiaries. The Company agrees that, during the period from the date of this Agreement through the earlier of the Effective Time and the date of termination of this Agreement, except (i) to the extent Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed, other than in the case of Section 5.1(g) (in which such case Parent’s consent may be withheld in Parent’s sole discretion and for any reason)), (ii) as set forth in the Company Disclosure Schedule or (iii) as expressly contemplated or permitted by this Agreement or necessary to carry out the Offer, the Merger or any of the other transactions contemplated by this Agreement, (x) the Company shall, and shall cause each of its Subsidiaries to, maintain its existence in good standing under applicable Laws and (subject to the restrictions and exceptions set forth in this Section 5.1 or elsewhere in this Agreement) to conduct its business and operations in the ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, the Company shall, and shall cause each of its Subsidiaries to use its commercially reasonable efforts to keep available the services of its and its Subsidiaries’ current officers and employees, to preserve its and its Subsidiaries present relationships with customers, suppliers, distributors, licensors, licensees and other Persons having business relationships with it, and (y), without limiting the generality of the foregoing, neither the Company nor any of the other Company and its Subsidiaries shall:

(a)          amend its Organizational Documents;

(b)          (i) split, combine or reclassify any Company Shares or other securities of the Company or (ii) declare, set aside or pay any dividend or distribution (whether payable in cash, stock or property) with respect to, or enter into any contract with respect to the voting of, any Company Shares (other than dividends from its direct or indirect wholly-owned Subsidiaries);

(c)          form any Subsidiary or acquire any equity interest in any other Entity or make any loans, advances or capital contributions to, or investments in, any other Entity, other than the Company or any direct or indirect wholly owned Subsidiary of the Company;

(d)          issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible or exchangeable for, or options, warrants or rights to acquire, any shares of its capital stock, other than (i) the issuance of options to purchase Company Shares granted pursuant to the Company Equity Plans in the ordinary course of business consistent with past practice, (ii) the issuance of Company Shares upon the exercise of Company Options outstanding as of the date of this Agreement in accordance with their terms, (iii) the issuance of securities of the Company upon the settlement of Company RSUs outstanding as of the date of this Agreement in accordance with their terms, (iv) the issuance of equity awards pursuant to the Company ESPP in the ordinary course of business consistent with past practice, and (v) the issuance of Company Shares upon the exercise of any convertible or exchangeable securities, options, warrants or rights issued or granted to the Company that are outstanding as of the date of this Agreement in accordance with their respective terms;

(e)          transfer, sell, lease, license or otherwise dispose of any assets (whether by way of merger, consolidation, sale of stock or assets, including the capital stock or other equity interests in any Subsidiary of the Company) to any third party, or mortgage or otherwise encumber, any of its assets, other than (i) sales of inventory in the ordinary course of business consistent with past practice or (ii) pursuant to the express terms of any written contracts or commitments existing as of the date of this Agreement;

(f)          repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Company Shares or other securities of the Company, except Company Shares repurchased from employees or consultants or former employees or consultants of the Company pursuant to the exercise of repurchase rights existing as of the date of this Agreement;

(g)          incur, create, assume or otherwise become liable for, or repay or prepay any indebtedness for borrowed money or guarantee any such indebtedness, or amend, modify or refinance any such indebtedness, or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any Subsidiaries;

(h)          adopt or amend any employee benefit plans or increase the compensation or fringe benefits of any employee (except for (i) amendments required to comply with applicable Laws and (ii) increases required pursuant to any contract or benefit plan of the Company or any of its Subsidiaries in effect on the date of this Agreement);

(i)          hire (i) employees at the executive level or higher or (ii) other than in the ordinary course of business consistent with past practice, any other employees;

(j)          amend or prematurely terminate any Material Contracts or waive, release or assign any material rights under any Material Contracts (except in the ordinary course of business or where the amendment or termination of a Material Contract would not, in the good faith judgment of the Company Board, have a material and adverse impact on the Company and its Subsidiaries, taken as a whole);

(k)          (i) change its financial or tax methods of accounting or accounting practices or principles, other than as required by a change in GAAP, (ii) revalue of any of its material assets or (iii) change its fiscal year;

(l)          settle or compromise any liability for Taxes; file any amended Company Return or claim for Tax refund; make, revoke or modify any tax election; file any Company Return other than on a basis consistent with past practice; consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes; grant any power of attorney with respect to Taxes; enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, Tax holiday or any closing or other similar agreement; or change any method of accounting for Tax purposes;

(m)          make any capital expenditure that is not contemplated by the capital expenditure budget set forth in Section 5.1(m) of the Company Disclosure Schedule (a “Non-Budgeted Capital Expenditure”);

(n)          commence any Legal Proceeding (other than a Legal Proceeding as a result of a Legal Proceeding commenced against the Company or any of its Subsidiaries), or compromise, settle or agree to settle any Legal Proceeding (including any Legal Proceeding relating to this Agreement or the transactions contemplated hereby), excluding compromises, settlements or agreements to settle any Legal Proceeding relating to employee severance or termination claims or disputes where the amount of such settlement, compromise or agreement to settle would not exceed $50,000 in the aggregate;

(o)          adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(p)          fail to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to the assets, operations and activities of the Company and its Subsidiaries as currently in effect;

(q)          renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries;

(r)          enter into any new line of business outside of its existing business;

(s)          enter into any new lease, or amend the terms of any existing lease of real property;

(t)          take any action (or omit to take any action) if such action (or omission) was or is made with the intention that any of the Offer Conditions or any conditions to the Merger set forth in Article 6 would not be satisfied; or

(u)          enter into a binding agreement to take any of the actions described in clauses “(a)” through “(t)” of this sentence.

5.2           No Solicitation.

(a)          The Company shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal. The Company will not, and will cause its Subsidiaries not to, and the Company will not authorize or permit its and its Subsidiaries directors’, officers, employees, advisors and other representatives to, directly or indirectly:

(i)          solicit or initiate from a third party or take any action to knowingly facilitate or knowingly encourage the submission of any Acquisition Proposal or the making of any proposal that would reasonably be expected to lead to any Acquisition Proposal;

(ii)         conduct or engage in any discussions or negotiations with a third party concerning, or disclose or provide any non-public information regarding the Company or any of its Subsidiaries, or otherwise afford access to the business, properties, assets, books or records of the Company, to any third party in response to, an Acquisition Proposal made or proposed to be made by such third party or knowingly assist, participate in, facilitate or encourage any effort by any third party that has proposed to make, or has made, any Acquisition Proposal; or

(iii)        amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or approve any transaction under, or any third party becoming an “interested stockholder”, under Section 203 of the DGCL.

(b)          Neither the Company Board nor any committee thereof shall:

(i)   (A) withdraw (or modify or qualify in any manner adverse to Parent or Acquisition Sub) the Company Board Recommendation, (B) recommend or otherwise declare advisable the approval by the Company stockholders of any Acquisition Proposal, or (C) formally resolve, agree or publicly propose to take any such actions (each such action set forth in this Section 5.2(b)(i) being referred to herein as a “Change in Recommendation”); or

(ii)         cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract, except for an Acceptable Confidentiality Agreement (each, an “Alternative Acquisition Agreement”), in each case constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal, or resolve, agree or propose to take any such actions.

provided, however, that, notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Acceptance Time, (A) the Company and its representatives may furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal pursuant to sub-clause (6) below and participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal if (1) the Company receives a written Acquisition Proposal that the Company Board believes in good faith to be bona fide, (2) such Acquisition Proposal did not otherwise result from a breach of this Section 5.2, (3) the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, (4) the Company Board determines in good faith (after consultation with outside counsel) that failure to take the actions referred in clause (A) above would reasonably be expected to result in a breach by the Company Board of its fiduciary duties to the holders of Company Shares under applicable Law, (5) prior to engaging in any negotiations with a third party concerning, or providing any material non-public information regarding the Company to any third party in response to, an Acquisition Proposal, the Company gives Parent written notice of the identity of such third party and of the Company’s intention to engage in negotiations with, or furnish material non-public information to, such third party (except to the extent the Company is prohibited from giving Parent such notice of the identity of such third party by any confidentiality agreement entered into prior to the date of this Agreement), (6) prior to providing any material non-public information regarding the Company to any third party in response to an Acquisition Proposal, the Company receives from such third party an executed confidentiality agreement that contains terms substantially similar to, and no less favorable to the Company (including any standstill obligations), with respect to the confidentiality of the Company’s non-public information than the Confidentiality Agreement and (subject to the proviso in clause (5) above) the Company has provided Parent with a non-redacted copy of any such confidentiality agreement the Company has executed in accordance with this Section 5.2 (each an “Acceptable Confidentiality Agreement”), and (5) prior to or concurrent with providing any such material non-public information to such third party, the Company makes such material non-public information available to Parent (to the extent such material non-public information has not been previously made available by the Company to Parent), and (B) at any time prior to the Acceptance Time, if the Company Board determines in good faith (after consultation with outside counsel) that failure to do so would reasonably be expected to result in a breach by the Company Board of its fiduciary duties to the holders of Company Shares under applicable Law, taking into account all adjustments to the terms of this Agreement that may be proposed in writing by Parent pursuant to this Section 5.2(b), the Company Board may (x) make a Change in Recommendation in response to a Superior Proposal not solicited in violation of Section 5.2, and (y) accept or recommend a Superior Proposal that did not result from a breach of this Section 5.2 and cause the Company to terminate this Agreement in accordance with Section 7.1(e) and concurrently enter into an Alternative Acquisition Agreement in response and with respect to such Superior Proposal; provided, however, that the Company may not make a Change in Recommendation in response to a Superior Proposal or terminate this Agreement pursuant to Section 7.1(e) unless:

(A)	the Company notifies Parent in writing at least five (5) days before taking that action of its intention to do so, and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms, or any other material term of such Superior Proposal shall require a new written notice by the Company and a new five (5)-day period); and

(B)	if Parent makes a binding, written proposal during such five (5) day period to adjust the terms and conditions of this Agreement, the Company Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Parent, determines in good faith (after consultation with outside counsel and its financial advisor) that such Superior Proposal continues to be a Superior Proposal and that the failure to make a Change in Recommendation or terminate this Agreement, as applicable, would reasonably be expected to result in a breach of its fiduciary duties to the stockholders of the Company under applicable Law;

During the five (5) day period prior to its effecting a Change in Recommendation or terminating this Agreement as referred to above, the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent requests in writing to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent. Notwithstanding anything to the contrary contained herein, neither the Company nor any of its Subsidiaries shall enter into any Alternative Acquisition Agreement unless this Agreement has been terminated in accordance with its terms (including the payment of the Termination Fee pursuant to Section 7.3, if applicable).

(c)          Nothing contained in this Section 5.2 or elsewhere in this Agreement shall prohibit the Company or the Company Board from disclosing a position contemplated by Rule 14d-9, Rule 14e-2 or Item 1012(a) of Regulation M-A under the Exchange Act with respect to an Acquisition Proposal, if the Company determines, after consultation with outside legal counsel, that failure to disclose such position would constitute a violation of applicable Law; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d–9(f) under the Exchange Act) shall be deemed to be a Change in Recommendation) unless the Company Board expressly reaffirms its recommendation to the Company’s stockholders in favor of the approval of this Agreement and the Merger in such disclosure and expressly rejects any applicable Acquisition Proposal.

(d)          In addition to the obligations of the Company set forth in Section 5.2(a) and Section 5.2(b), the Company promptly (and in any event within one Business Day of receipt) shall advise Parent in writing in the event the Company or any of its Subsidiaries or representatives receives (i) any inquiry or request for information, discussion or negotiation that is reasonably likely to lead to or that contemplates an Acquisition Proposal, or (ii) any proposal or offer that is or that is reasonably likely to lead to an Acquisition Proposal, in each case together with a description of the material terms and conditions of and facts surrounding any such indication, inquiry, request, proposal or offer, the identity of the Person making any such indication, inquiry, request, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. The Company shall keep Parent informed (orally and in writing) in all material respects of the status and details (including within one Business Day after the occurrence of any material amendment proposed by the third party making such Acquisition Proposal to the terms of such Acquisition Proposal) of any such Acquisition Proposal, inquiry, request, proposal or offer, including furnishing copies of any written inquiries, written correspondence and draft documentation relating to such Acquisition Proposal. Without limiting any of the foregoing, the Company shall promptly (and in any event within one Business Day) notify Parent in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.2(b). The Company shall provide Parent with at least twenty four (24) hours prior notice (or such shorter notice as may be provided to the Company Board) of a meeting of the Company Board at which the Company Board is reasonably expected to consider an Acquisition Proposal.

(e)          The Company agrees that any violation of the restrictions set forth in this Section 5.2 by any representative of the Company or any of its Subsidiaries, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a material breach of this Agreement by the Company.

(f)          The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to comply with any of the terms of this Section 5.2, and represents that neither it nor any of its Subsidiaries is a party to any such agreement.

5.3        Filings and Other Actions.

(a)          Each of the Company, Parent and Acquisition Sub shall: (i) use commercially reasonable efforts to promptly make and effect all registrations, filings and submissions required to be made or effected by it pursuant to the Exchange Act, the HSR Act and other applicable Laws with respect to the Offer and the Merger; and (ii) use commercially reasonable efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each of Parent and Acquisition Sub (A) shall promptly provide all information requested by any Governmental Body in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement and (B) shall use its commercially reasonable efforts to promptly take, and cause its Affiliates to take, all actions and steps necessary to obtain any clearance or approval required to be obtained from the U.S. Federal Trade Commission, the U.S. Department of Justice, any state attorney general, any foreign competition authority or any other Governmental Body in connection with the transactions contemplated by this Agreement; provided, however, that neither the Company nor any of its Subsidiaries shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of Parent.

(b)          Without limiting the generality of anything contained elsewhere in this Section 5.3, each party hereto shall (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding by or before any Governmental Body with respect to the Offer, the Merger or any of the other transactions contemplated by this Agreement, (ii) keep the other parties promptly informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, and (iii) promptly inform the other parties of any communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Body regarding the Offer or the Merger. Each party hereto will reasonably consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding. In addition, except as may be prohibited by any Governmental Body or by any Law, in connection with any such request, inquiry, investigation, action or Legal Proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding.

(c)          Notwithstanding any other provision of this Agreement to the contrary, in no event shall Parent, Acquisition Sub or any of its Affiliates be required to (i) to defend, contest or resist any action or proceeding, whether judicial or administrative, or to take any action to have vacated, lifted, reversed or overturned any judgment, order or decree, in connection with the transactions contemplated by this Agreement, (ii) agree or proffer to sell, license, assign, transfer, divest, hold separate (in a trust or otherwise) or otherwise dispose, or take any other action with respect to, any of the assets or businesses of Parent or any of its Affiliates or, assuming the consummation of the Merger, the Surviving Corporation or any of its Affiliates, (iii) agree or proffer to limit in any manner whatsoever or not to exercise any rights of ownership of any securities (including the Company Shares) or (iv) enter into any agreement that in any way limits the ownership or operation of any business of Parent, the Company, the Surviving Corporation or any of their respective Affiliates.

(d)          Without limiting the generality of anything contained elsewhere in this Section 5.3, each of the Company, Parent and Acquisition Sub shall use their commercially reasonable efforts to cause all Offer Conditions to be satisfied on a timely basis (to the extent the satisfaction of such conditions is within the Company’s, Parent’s or Acquisition Sub’s direct or indirect control), and Parent shall use its commercially reasonable efforts to cause Acquisition Sub to purchase Company Shares pursuant to the Offer on the earliest possible date.

5.4          Access; Files and Records; Financial Reporting.

(a)          Upon reasonable notice, the Company shall, and shall cause each of its Subsidiaries to, afford Parent and Acquisition Sub and their respective authorized representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to all of the Company’s and its Subsidiaries’ respective properties, assets, contracts, commitments, personnel and books and records and, during such period, the Company shall furnish promptly to Parent all available information concerning its business, properties and personnel as Parent may reasonably request (including a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities Laws and any Tax returns filed and those in preparation and the workpapers of its auditors); provided, however, that the Company shall not be required to permit any inspection or other access, or to disclose any information, that would (a) violate any obligation of the Company under any Contract with respect to confidentiality or privacy, (b) jeopardize protections afforded the Company under the attorney-client privilege or the attorney work product doctrine, or (c) violate any Law. In the event that the Company does not provide access or information in reliance on the preceding sentence, it shall use its reasonable best efforts to communicate the applicable information to Parent in a way that would not violate the applicable Law, Contract or obligation or to waive such a privilege and seek to obtain any applicable waiver or consent to disclose such document or information. All information obtained by Parent and its representatives pursuant to this Section 5.4 shall be treated as “Confidential Information” for purposes of the Confidentiality Agreement. No investigation pursuant to this Section 5.4 or information provided, Made Available or delivered to Parent pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

(b)          At the Effective Time, the Company shall provide such access, or have delivered, to Parent or its representatives (as Parent shall reasonably request in a written notice to the Company delivered at least three (3) Business Days prior to the Closing) the human resources and employee files and records of the Company and its Subsidiaries.

(c)          The Company shall prepare and deliver to Parent a report with respect to (i) the information set forth in Schedule 5.4(c)(i) of the Disclosure Schedule (the “Weekly Report”) on a weekly basis (to be delivered no later than 8:00 PM Eastern Standard Time on the fifth Business Day after the end of the relevant week) and (ii) the information set forth in Schedule 5.4(c)(ii) of the Disclosure Schedule (the “Monthly Report”) on a monthly basis (to be delivered no later than 8:00 PM Eastern Standard Time on the eighth Business Day of the subsequent month) throughout the period prior to the Effective Time. The Weekly Report and the Monthly Report shall each be prepared consistent with internal policies and procedures and past practices, and shall be accompanied by supporting documentation reasonable acceptable to Parent establishing the basis upon which the line items in the Weekly Report and the Monthly Report were calculated by the Company.

(d)          The Company shall prepare and deliver to Parent two (2) Business Days prior to the Acceptance Time, (i) a reasonably detailed summary of the facts and circumstances, together with all material supporting written documentation, relating to any Retailer Deficiency proposed to be reflected by the Company in the calculation of the Net Cash Balance set forth in the Net Cash Balance Certificate to be delivered by the Company pursuant to Annex I hereof and (ii) supporting documentation establishing the basis upon which each of the other line items (cash, cash equivalents, the total liabilities under the Loan Facility and Unpaid Transaction Expenses) in the calculation of Net Cash Balance set forth in the Net Cash Balance Certificate were calculated (the “Net Cash Balance Supporting Statement”). The Net Cash Balance Supporting Statement shall be accompanied by a certificate of the Company’s Chief Financial Officer, dated as of the date of the Net Cash Balance Supporting Statement, to the effect that such Net Cash Balance Supporting Statement reflects accurately, as of the date of the certificate, the information set forth therein (including the facts and circumstances relating to any Retailer Deficiency) and otherwise meets the requirements of this Section 5.4(d).

(e)          Without limitation of any other of Parent’s rights set forth in this Section 5.4, upon delivery to Parent of the Weekly Report, the Monthly Report or the Net Cash Balance Supporting Statement, the Company shall provide Parent with full access (with the right to make copies) during normal business hours, to the work papers of the Company, its accountants or any of its other representatives related to the preparation of the Weekly Report, the Monthly Report or the Net Cash Balance Supporting Statement.

5.5          Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense and settlement of any stockholder litigation against the Company and/or its officers or directors relating to any of the Offer, the Merger or any of the other transactions contemplated by this Agreement. The Company shall not enter into any settlement agreement in respect of any stockholder litigation against the Company and/or its directors or officers relating to the Offer, the Merger or any of the other transactions contemplated hereby without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.6        Publicity. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent, and thereafter the Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public statements with respect to the transactions contemplated by this Agreement and prior to making any filings with any Governmental Body with respect to the transactions contemplated by this Agreement; provided, however, that the Company need not consult with Parent in connection with any press release, public statement or filing to be issued or made solely with respect to any Change in Recommendation.

5.7          Stock Options; Restricted Stock; RSU’s; ESPP.

(a)          Promptly following the date of this Agreement, and in any event prior to the Effective Time, the Company Board shall adopt appropriate resolutions and take all other actions as may be required to provide that each outstanding Company Option which would, by its terms, be exercisable at the Effective Time, will by virtue of the Merger, and without any action on the part of the holder thereof (“Vested Company Option”), be terminated and cancelled as of the Effective Time and be converted into the right to receive cash in an amount equal to the amount by which (i) the Per Share Amount, exceeds (ii) the exercise price per Class A Company Share of such Vested Company Option, and that all other outstanding Company Options will be cancelled. If the exercise price per Class A Company Share of such Vested Company Option equals or exceeds the Per Share Amount, then no consideration will be payable therefor in connection with the Merger.

(b)          The Company shall take all action necessary to ensure that each outstanding Company Share outstanding immediately prior to the Effective Time that constitutes unvested restricted stock of the Company which would not otherwise become vested as of the Effective Time to be repurchased in accordance with the terms of the Company Equity Plans, with the result that no such Company Share shall remain subject to repurchase rights in favor of the Company following the Effective Time.

(c)          At the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time which would by its terms become vested as of the Effective Time, shall be converted into and become a right to receive the Per Share Amount. Solely with respect to the Company RSUs held by the Designated Executives, upon a termination of employment of such holder thereof following the occurrence of the Effective Time, then upon the satisfaction of all of the conditions otherwise necessary for such vesting acceleration in accordance with the existing rights of such holder, Parent shall cause the Company to settle the rights that would otherwise have been represented by such vesting acceleration with respect to such Company RSU with a payment of the Per Share Amount.

(d)          The Company shall take the necessary actions with respect to the Company ESPP so that (i) the ending date of the current offering period shall occur prior to the Effective Time (the “Final Purchase Date”) and all outstanding purchase rights (if any) shall be automatically exercised on the Final Purchase Date by applying the payroll deductions of each then current participant to the purchase of whole Company Shares in accordance with the terms of the Company ESPP, (ii) as of the Final Purchase Date, the Company ESPP shall be suspended, and no offering periods or purchase periods shall be thereafter commenced and no payroll deductions or other contributions shall be thereafter made or effected with respect to the Company ESPP, (iii) notice shall be given to participants in the Company ESPP prior to the Final Purchase Date describing the treatment of the Company ESPP pursuant to this Section 5.7(d), and (iv) conditional upon the occurrence of the Effective Time, the Company ESPP shall terminate effective upon the Effective Time.

5.8        Other Employee Benefits.

(a)          Parent may contact the employees of the Company and its Subsidiaries as of immediately prior to the Acceptance Time in connection with preparing, making or determining whether to make offers of new employment with Parent or the Surviving Corporation (or a Subsidiary of the Surviving Corporation) following the Acceptance Time, on terms and conditions that the Parent determines in its sole discretion. Each individual who accepts an offer of employment with Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation after the Acceptance Time shall be referred to as a “Continuing Employee”. Notwithstanding anything to the contrary herein or otherwise, subject to any contractual or legal rights that a Continuing Employee may have, following the Acceptance Time, the Parent may, in its sole discretion, amend, modify or terminate any employee benefit program, including, without limitation, any plan, program or arrangement providing for severance, termination or change in control benefits, in which a Continuing Employee may be participating in, or eligible for a benefit under, as of, or at any time following, the Acceptance Time.

(b)          Parent shall ensure that, as of the Acceptance Time, each Continuing Employee receives full credit (for all purposes, including eligibility to participate, vesting, benefit accrual and vacation entitlement, but excluding any defined benefit arrangements and severance benefits) for service with the Company or its Subsidiaries (or predecessor employers to the extent the Company provides such past service credit) under the comparable employee benefit plans, programs and policies of Parent or the Surviving Corporation, as applicable, in which such employees became participants, except where doing so would cause a duplication of benefits. As of the Acceptance Time, Parent shall, or shall cause the Surviving Corporation to, credit to Continuing Employees the amount of vacation time that such employees had accrued under any applicable Company Plan as of the Acceptance Time. With respect to each health or welfare benefit plan maintained by Parent or the Surviving Corporation for the benefit of Continuing Employees, Parent shall (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, and (ii) subject to the terms of the applicable plans shall take commercially reasonable efforts to cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Company Plan for the plan year that includes the Acceptance Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by Parent or the Surviving Corporation, as applicable, for the plan year in which the Acceptance Time occurs.

(c)          Parent shall cause the Surviving Corporation to assume and honor in accordance with their terms all deferred compensation plans, agreements and arrangements, severance and separation pay plans, agreements and arrangements, and all written employment, severance, retention, incentive, change in control and termination agreements (including any change in control provisions therein) applicable to employees of the Company.

(d)          The Company shall have performed the Operational Covenant.

5.9        Indemnification; Directors’ and Officers’ Insurance.

(a)          From and after the Effective Time, the Surviving Corporation and its Subsidiaries shall perform in all respects the obligations of the Company and each Company Subsidiary for acts or omissions of the current and former directors and officers of the Company and its Subsidiaries (the “Indemnified Parties”) occurring prior to the Effective Time pursuant to (i) each indemnification agreement in effect as of the date of this Agreement between the Company and any Indemnified Party, and (ii) any indemnification, exculpation from liability or advancement of expenses provision set forth in the Organizational Documents of the Company as in effect on the date of this Agreement and all such rights shall continue in full force and effect during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, except as otherwise required by applicable Law.

(b)          Through the sixth (6th) anniversary of the Effective Time: (i) the Surviving Corporation shall ensure that the Organizational Documents of the Surviving Corporation contain the provisions with respect to indemnification, exculpation from liability and advancement of expenses set forth in the Company’s Organizational Documents on the date of this Agreement and, from and after the Effective Time through such anniversary, such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnified Party and (ii) the Surviving Corporation and its Subsidiaries shall maintain in effect the exculpation, indemnification and advancement of expenses provisions set forth in the Organizational Documents of such Subsidiaries as in effect immediately prior to the Effective Time, and shall not permit the amendment, repeal or other modification of any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Party.

(c)          From the Effective Time through the sixth anniversary of the Effective Time the Surviving Corporation shall maintain in effect for the benefit of the Indemnified Parties, the current level and scope of directors’ and officers’ liability insurance coverage as set forth in the Company’s current directors’ and officers’ liability insurance policies in effect as of the date of this Agreement; provided, however, that (i) the Surviving Corporation may substitute thereof policies of an insurance policy the material terms of which, including coverage and amount, are no less favorable in any material respect to such Indemnified Parties than the Company’s current directors’ and officers’ liability insurance policies in effect as of the date of this Agreement; (ii) in no event shall the Surviving Corporation be required pursuant to this Section 5.9(c) to expend in any one year an amount in excess of 250% of the annual premium payable by the Company as of the date of this Agreement with respect to such current policy, it being understood that if the annual premiums payable for such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for an annual premium equal to such amount, and (ii) in lieu of the foregoing, and notwithstanding anything to the contrary contained in clause “(i)” above, the Company may obtain a prepaid “tail” policy (the “Tail Policy”) prior to the Effective Time, which policy provides the Indemnified Parties with directors’ and officers’ liability insurance for a period ending no earlier than the sixth anniversary of the Effective Time. The Surviving Corporation shall cause any such Tail Policy to be maintained in full force and effect, for its full term, and all obligations thereunder shall be assumed and performed by the Surviving Corporation. In the event that any of the carriers issuing or reinsuring the Tail Policy shall become insolvent or otherwise financially distressed such that any of them is reasonably likely to be unable to satisfy its financial obligations under the Tail Policy at any time during the term of thereof, the Surviving Corporation agrees that it shall, from time to time, cause the Tail Policy to be replaced with another prepaid “tail” policy on terms and conditions providing substantially equivalent benefits and coverage levels as the Tail Policy, with a term extending for the remainder of such term (the “New Tail Policy”). In such event, references in this Agreement to the Tail Policy shall be deemed to include any New Tail Policy, as applicable.

(d)          The rights of each Indemnified Party under this Section 5.9 shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Organizational Documents of the Company or the Surviving Corporation, under any other indemnification arrangement, under the DGCL or otherwise. This Section 5.9 shall survive the Effective Time and shall also survive consummation of the Merger and the Effective Time. This Section 5.9 is intended to benefit, and may be enforced by, the Indemnified Parties and their respective heirs, representatives, successors and assigns, and shall be binding on all successors and assigns of the Surviving Corporation. In the event of (i) any merger, consolidation or other similar transaction involving the Surviving Corporation or (ii) any sale by the Surviving Corporation of all or substantially all of its assets, then, and in each such case, the Surviving Corporation shall ensure that the applicable successor, assign, or transferee shall assume the obligations set forth in this Section 5.9.

(e)          For purposes of this Agreement, each individual who is or was an officer or director of the Company or the Company Subsidiary at or at any time prior to the Effective Time shall be deemed to be an “Indemnified Party.”

5.10        Termination of 401(k) Plan. Effective as of the day immediately preceding the date the Company becomes a member of the same Controlled Group of Corporations (as defined in Section 414(b) of the Code) as Parent, Company shall terminate each Company Plan that is intended to include a Code Section 401(k) arrangement maintained by Company or any of its Subsidiaries (each, a “Company 401(k) Plan”) (unless Parent provides written notice to the Company at least five (5) Business Days prior to the date the Company will become a member of the same Controlled Group of Corporations (as defined in Section 414(b) of the Code) as Parent that a Company 401(k) Plan shall not be terminated). Unless Parent provides any such written notice to the Company, the Company shall provide Parent with evidence that such Company 401(k) Plan(s) have been terminated (effective no later than the day immediately preceding the date that includes the Acceptance Time) pursuant to resolutions of the Company Board. The form and substance of such resolutions shall be subject to review and approval of Parent, which shall not be unreasonably withheld, conditioned or delayed. The Company also shall take such other actions in furtherance of terminating such Company Plan(s) as Parent may reasonably require.

5.11        Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE to enable the delisting by the Surviving Corporation of the Company Shares from NYSE and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

5.12        Section 16 Matters. Prior to the Effective Time, the Company Board shall take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of Company Shares (including derivative securities with respect to such Shares) resulting from the transactions contemplated by this Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b 3 promulgated under the Exchange Act.

5.13        Sanctions Screen.

(a)          Within 30 days from the date of this Agreement and prior to the consummation of the Offer, the Company shall complete an electronic screen of the customers of the Company and its Subsidiaries over the prior five years to determine whether any of those Customers is (i) a Prohibited Person or (iii) a Person located in, resident in or who is a national of an Embargoed Jurisdiction (the “Sanctions Screen”). The Company shall immediately report the results of the Sanctions Screen to Parent.

(b)          Within 10 days from the date of this Agreement, the Company shall modify its economic sanctions compliance screening practices with respect to sales and supply of Company products to implement measures reasonably calculated to prevent access to its website by Persons located in Embargoed Jurisdictions and the downloading of products by such Persons (regardless of the location from which payment is made for such products).

(c)          Within 10 days of the date of this Agreement, the Company shall submit to the U.S. Department of the Treasury, Office of Foreign Assets Control, and the U.S. Department of Commerce, Bureau of Industry and Security, a letter preliminarily disclosing noncompliance or suspected noncompliance by the Company, one or more of its Subsidiaries or both with U.S. economic sanction or export control measures administered by such federal agencies (the “Preliminary Disclosure”). The Preliminary Disclosure shall encompass, in addition to any other known such compliance issues, supply of items to persons in Embargoed Jurisdictions or to Prohibited Persons. The Preliminary Disclosure shall specify that a final disclosure submission will be submitted to such federal agencies following completion of a compliance review under such economic sanction and export control measures. A draft of the Preliminary Disclosure shall be provided to Parent and its counsel no later than 4 days before submission. The Company agrees to consider in good faith any comments made by Parent and its counsel.

5.14        Takeover Laws. The Company and the Company Board shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Offer, the Merger or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Offer, the Merger or any of the other transactions contemplated hereby, take all action necessary to ensure that the Offer, the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Offer, the Merger and the other transactions contemplated hereby.

Section 6     CONDITIONS TO THE MERGER

6.1         Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligations of Parent, Acquisition Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under applicable Law) prior to the Effective Time of each of the following conditions:

(a)          Stockholder Approval. If the adoption of this Agreement by the holders of Company Shares is required by applicable Law, this Agreement shall have been adopted by the requisite vote of such holders.

(b)          Purchase of Company Shares in Offer. Acquisition Sub shall have accepted for payment and paid for all Company Shares validly tendered and not properly withdrawn pursuant to the Offer.

(c)          No Prohibitive Laws or Injunctions. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any action have been taken by any Governmental Body of competent jurisdiction, and no statute, rule, regulation or order shall have been enacted, entered, enforced or deemed applicable to the Merger, which prohibits, makes illegal, or enjoins the consummation of the Merger.

Section 7     TERMINATION

7.1          Termination. This Agreement may be terminated and the Offer and the Merger may be abandoned:

(a)          by mutual written consent of the Company and Parent at any time prior to the Acceptance Time;

(b)          (i) by Parent or the Company at any time prior to the Effective Time if the Acceptance Time shall not have occurred on or before July 5, 2016 (the “End Date”) or (ii) the Offer (as it may have been extended pursuant to Section 1.1(d)) shall have expired or been terminated in accordance with its terms without Acquisition Sub having purchased any Company Shares pursuant thereto (provided that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b) if the failure of such party (or any Affiliate of such party) to perform in any material respect any covenant required to be performed by such party (or any Affiliate of such party) has been a principal cause of, or a principal factor that resulted in, the failure of the foregoing clauses (i) or (ii));

(c)          by Parent or the Company at any time prior to the Effective Time if (i) there shall be any decree or Law enacted or issued and remaining in effect that makes the acceptance for payment of or payment for Company Shares tendered pursuant to the Offer illegal or that prohibits any of the transactions contemplated by this Agreement, including the Merger, or any court of competent jurisdiction shall have issued a judgment, order or injunction prohibiting the acceptance for payment of or payment for Company Shares tendered pursuant to the Offer or the consummation of any of the transactions contemplated by this Agreement, including the Merger, and such judgment, order or injunction shall have become final and non-appealable;

(d)          by Parent at any time prior to the Acceptance Time if (i) a Change in Recommendation shall have occurred, (ii) the Company shall, within ten (10) Business Days of a tender or exchange offer constituting an Acquisition Proposal relating to securities of the Company having been commenced by a third party, fail to publicly recommend against such tender or exchange offer, (iii) the Company shall have failed to publicly reaffirm its recommendation of the Merger within ten (10) Business Days after Parent requests in writing that the Company do so following the date any Acquisition Proposal or any material modification thereto that includes an increase in the price payable per Company Share is first commenced, publicly announced, distributed or disseminated to the Company’s stockholders, or (iv) the Company or the Company Board (or any committee thereof) shall have formally resolved or publicly proposed to take any of the foregoing actions;

(e)          by the Company at any time prior to the Acceptance Time in order to accept a Superior Proposal in accordance with Section 5.2; provided, that the Company shall have (i) simultaneously with such termination entered into an associated Alternative Acquisition Agreement, (ii) complied with all provisions of Section 5.2 in connection with such Superior Proposal, including the notice provisions thereof and (iii) paid any amounts required to be paid by the Company pursuant to Section 7.3;

(f)          by Parent at any time prior to the Acceptance Time if (i) there shall be an Uncured Inaccuracy in any representation or warranty of the Company contained in Section 3, either individually or in the aggregate, such that any of the Offer Conditions contained Annex I would not be satisfied, (ii) Parent shall have delivered to the Company written notice of such Uncured Inaccuracy, and (iii) either such breach cannot be cured, or at least 30 days shall have elapsed since the date of delivery of such written notice to the Company and such Uncured Inaccuracy shall not have been cured such that the applicable Offer Condition(s) contained Annex I would be satisfied;

(g)          by the Company at any time prior to the Acceptance Time if (i) there shall be an Uncured Inaccuracy in any representation or warranty of Parent or Acquisition Sub contained in Section 4, either individually or in the aggregate, that would result in a Parent Material Adverse Effect, (ii) the Company shall have delivered to Parent written notice of such Uncured Inaccuracy, and (iii) either such breach cannot be cured, or at least 30 days shall have elapsed since the date of delivery of such written notice to Parent and such Uncured Inaccuracy shall not have been cured in all material respects;

(h)          by Parent at any time prior to the Acceptance Time if (i) any covenant of the Company contained in this Agreement shall have been breached in any material respect such that, either individually or in the aggregate, any of the Offer Conditions contained in Annex I would not be satisfied, (ii) Parent shall have delivered to the Company written notice of the breach of such covenant, and (iii) either such breach cannot be cured, or at least 30 days shall have elapsed since the date of delivery of such written notice to the Company and such breach shall not have been cured such that the applicable Offer Condition(s) contained in Annex I would be satisfied;

(i)          by the Company at any time prior to the Acceptance Time if (i) any covenant of Parent or Acquisition Sub contained in this Agreement shall have been breached in any material respect such that, either individually or in the aggregate, such breach would result in a Parent Material Adverse Effect, (ii) the Company shall have delivered to Parent written notice of the breach of such covenant, and (iii) at least 30 days shall have elapsed since the date of delivery of such written notice to Parent and such breach shall not have been cured in all material respects;

provided, however, that notwithstanding anything to the contrary contained in this Section 7.1: (A) Parent shall not be permitted to terminate this Agreement pursuant to Section 7.1(f) or Section 7.1(h) if (1) Parent or Acquisition Sub is then in material breach of any covenant contained in this Agreement, or (2) there shall be an Uncured Inaccuracy in any representation or warranty of Parent or Acquisition Sub contained in Section 4; and (B) the Company shall not be permitted to terminate this Agreement pursuant to Section 7.1(g) or Section 7.1(i) if (1) the Company is then in material breach of any covenant contained in this Agreement such that any of the Offer Conditions contained Annex I would not be satisfied, or (2) there shall be an Uncured Inaccuracy in any representation or warranty of the Company contained in Section 3 such that any of the Offer Conditions contained Annex I would not be satisfied.

7.2         Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 7.2, Section 7.3 and Section 8 shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement shall not relieve any party from any liability for any fraud or Willful Breach of this Agreement. The Confidentiality Agreement shall not be affected by a termination of this Agreement.

7.3          Termination Fee.

(a)          In the event that:

(i)          (A) an Acquisition Proposal (whether or not conditional) is made directly to the Company’s stockholders or is otherwise publicly disclosed or otherwise communicated to senior management of the Company or the Company Board, (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b) or by Parent pursuant to Section 7.1(f) or (h), (C) immediately prior to the termination of this Agreement, the number of Company Shares tendered pursuant to the Offer (and not validly withdrawn) shall not have satisfied the Minimum Condition, and (D) within 12 months after the date of such termination, the Company enters into an definitive agreement in respect of any Acquisition Proposal, or a transaction in respect of any Acquisition Proposal is consummated, which, in each case, need not be the same Acquisition Proposal that was made, disclosed or communicated prior to termination hereof (provided, that for purposes of this clause (C), each reference to “15%” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50%”), then, within five (5) Business Days after such acquisition is consummated, the Company shall cause to be paid to Parent, in cash, a termination fee in the amount of $2,900,000; or

(ii)         this Agreement is validly terminated by Parent pursuant to Section 7.1(d) or by the Company pursuant to Section 7.1(e), then, within five (5) Business Days after the termination of this Agreement pursuant to Section 7.1(d) or Section 7.1(e), the Company shall cause to be paid to Parent, in cash, a termination fee in the amount of $2,900,000; provided, however that the payment by the Company of such amount shall not relieve the Company from any liability or damage resulting from fraud or any Willful Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 8     MISCELLANEOUS PROVISIONS

8.1         Amendment. Subject to Section 1.5, this Agreement may be amended only with the approval of the respective parties (which in the case of the Company prior to the Acceptance Time shall be duly authorized by the Company Board and after the Acceptance Time shall be duly authorized by the Continuing Directors in accordance with Section 1.5) at any time prior to the Effective Time. Without limiting the foregoing, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.2          Waiver.

(a)          No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)          No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.3         No Survival of Representations and Warranties. None of the representations and warranties of the Company contained in this Agreement, or contained in any certificate delivered pursuant to this Agreement or in connection with any of the transactions contemplated by this Agreement, shall survive the Effective Time.

8.4         Entire Agreement; Counterparts. This Agreement, the other agreements referred to herein and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

8.5         Applicable Law; Jurisdiction. This agreement is made under, and shall be construed and enforced in accordance with, the Laws of the State of Delaware applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law. Each of the parties hereto (a) consents to and submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (c) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) shall not bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto.

8.6         Payment of Expenses. Whether or not Company Shares are purchased pursuant to the Offer or the Merger is consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby; provided, however, that (a) expenses incurred in connection with printing the Schedule 14D-9 and (b) filing fees associated with compliance with applicable regulatory requirements in connection with the Offer and the Merger (other than attorneys’ fees, accountants’ fees and related expenses) shall be shared equally by Parent and the Company.

8.7         Assignability; Parties in Interest. This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their respective successors and assigns. This Agreement shall not be assignable by any party without the express written consent of the other parties hereto. Except for the provisions of Section 5.9 (which, from and after the Acceptance Time shall be for the benefit of the Indemnified Parties), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the parties hereto, any right, benefit or remedy of any nature.

8.8         Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly given and made as follows: (a) if sent by registered or certified mail in the United States, return receipt requested, then such communication shall be deemed duly given and made upon receipt; (b) if sent by nationally recognized overnight air courier (such as DHL or Federal Express), then such communication shall be deemed duly given and made two Business Days after being sent; (c) if sent by facsimile transmission before 5:00 p.m. (California time) on any Business Day, then such communication shall be deemed duly given and made when receipt is confirmed; (d) if sent by facsimile transmission on a day other than a Business Day and receipt is confirmed, or if sent after 5:00 p.m. (California time) on any Business Day and receipt is confirmed, then such communication shall be deemed duly given and made on the Business Day following the date which receipt is confirmed; and (e) if otherwise actually personally delivered to a duly authorized representative of the recipient, then such communication shall be deemed duly given and made when delivered to such authorized representative, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to Parent or Acquisition Sub:

VTech Holdings Limited

23rd Floor

Tai Ping Industrial Centre

Block 1 57 Ting Kok Road

Tai Po NT Hong Kong

Attention: Yu Wai Chang

Facsimile: +852-22627486

with a copy to:

Orrick, Herrington & Sutcliffe LLP

405 Howard Street

San Francisco, CA 94105-2669

Attn: Richard V. Smith, Esq.

Facsimile: (415) 773-5759

email: rsmith@orrick.com

Orrick, Herrington & Sutcliffe LLP

1000 Marsh Road

Menlo Park, CA 94025-1015

Attn: Mark Seneca, Esq.

Facsimile: (650) 614-7401

email: mseneca@orrick.com

if to the Company:

Leapfrog Enterprises, Inc.

6401 Hollis Street, Suite 100

Emeryville, CA 94608-1071

Attention: General Counsel

Facsimile: 510-420-5011

with a copy to:

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Attention: John W. Campbell

Facsimile: 415-268-7522

8.9         Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

8.10       Counterparts. This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

8.11      Obligation of Parent. Parent shall ensure that Acquisition Sub duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities of Acquisition Sub under this Agreement, and Parent shall be jointly and severally liable with Acquisition Sub for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

8.12      Company Disclosure Schedule. The Company Disclosure Schedule has been arranged, for purposes of convenience only, in separate sections and subsections corresponding to the Sections and subsections of Section 3 and Section 5. Any information set forth in any section or subsection of the Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each of the other sections and subsections of the Company Disclosure Schedule to which the relevance of such information is readily apparent on its face (whether or not specific cross-references are made). No reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule. The information set forth in the Company Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including of any violation of Law or breach of any agreement. For purposes of this Agreement, no statement or other item of information set forth in the Company Disclosure Schedule is intended to constitute, or shall be construed as constituting, a representation or warranty of the Company or any other Person.

8.13       Disclosure. Nothing contained in this Agreement shall be deemed to limit the ability of the Company or the Company Board to make any disclosure if the failure to do so would result in a violation of any Law.

8.14      Specific Performance. Each of the parties hereto agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that a party hereto may have under Law or in equity, in the event of any breach or threatened breach by Parent, Acquisition Sub or the Company of any covenant or obligation of such party contained in this Agreement, the other party shall be entitled to obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant (including with respect to the obligations of Parent and Acquisition Sub to accept for payment and pay for Company Shares and the obligation of Parent to consummate the Merger); and (b) an injunction restraining such breach or threatened breach (including with respect to the obligations of Parent and Acquisition Sub to accept for payment and pay for Company Shares and the obligation of Parent to consummate the Merger).

8.15      Construction.

(a)          For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)          The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)          As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)          Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars.

[Remainder of page intentionally left blank]

CONFIDENTIAL

Parent, Acquisition Sub and the Company have caused this Agreement to be executed as of the date first written above.

VTech Holdings Limited,
an exempted company incorporated in Bermuda with limited liability

By:	/s/ Allan Wong Chi Yun
Name: Allan Wong Chi Yun
Title: Chairman and Group Chief Executive Officer

By:	/s/ Pang King Fai
Name: Pang King Fai
Title: President of the Group

Bonita Merger Sub, L.L.C.,
a Delaware limited liability company

By:	/s/ Nick Delaney
Name: Nick Delaney
Title: CEO

LeapFrog Enterprises, Inc.,
a Delaware corporation

By:	/s/ John Barbour
Name: John Barbour
Title: Chief Executive Officer

Signature Page to Agreement and Plan of Merger

Annex I

Conditions of the Offer

Acquisition Sub shall not be obligated to accept for payment, and (subject to the rules and regulations of the SEC) shall not be obligated to pay for, any Company Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) and subject to the terms of the Merger Agreement, may delay the acceptance for payment of or payment for Company Shares, unless, prior to the expiration of the Offer (as it may have been extended pursuant to Section 1.1(d) of the Agreement):

(1)         there shall have been tendered and not validly withdrawn that number of Company Shares which, upon the consummation of the Offer (for the avoidance of doubt, assuming that the Class B Company Shares validly tendered (and not validly withdrawn) will convert to Class A Company Shares at the time of the consummation of the Offer), when added to any Company Shares beneficially owned by Parent and Acquisition Sub, would represent at least (A) a majority of the voting power of the sum of the aggregate voting power of the number of (x) Class A Company Shares outstanding immediately after the consummation of the Offer plus (y) Class A Company Shares that the Company would be required to issue pursuant to the conversion or exercise of all Company Options and other rights and securities convertible into or exercisable for Class A Company Shares, regardless of the conversion, exercise price, vesting schedule or other terms and conditions thereof (excluding, for purposes of determining whether a sufficient number of shares have been tendered in the Offer to satisfy the Minimum Condition, Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures); and (B) that number of outstanding Class B Company Shares as would allow Parent to satisfy paragraph (3) of, and lawfully consummate the Merger in accordance with, Section 251(h) of the DGCL (and for the avoidance of doubt, any Class B Company Shares that are sold and automatically converted to Class A Company Shares prior to the Acceptance Time in accordance with the Company’s Amended and Restated Certificate of Incorporation shall not be considered outstanding Class B Company Shares for purposes of the condition set forth in this clause (1));

(2)         (A) any applicable waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by the Agreement shall have expired or been terminated; and (B) all clearances, consents, approvals, orders and authorizations of Governmental Bodies required by the antitrust or competition Laws of any non-U.S. jurisdiction shall have been obtained, and all waiting periods (and extensions thereof) applicable to the Merger thereunder shall have expired or otherwise been terminated; and

(3)         any Significant Required Governmental Approval shall have been obtained.

The condition set forth in clause “(1)” above is referred to as the “Minimum Condition.” For purposes of clause “(2)” above, “Significant Required Governmental Approval” means any approval or clearance required to be obtained by Parent, Acquisition Sub or the Company from any Governmental Body, or satisfaction of any required waiting period, in order to permit the acceptance for payment of Company Shares tendered pursuant to the Offer, the consummation of the Merger and the other transactions contemplated by the Agreement.

Furthermore, Acquisition Sub shall not be obligated to accept for payment, and (subject to the rules and regulations of the SEC) shall not be obligated to pay for, any Company Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) and subject to the terms of the Merger Agreement, may delay the acceptance for payment of or payment for Company Shares, unless, prior to the expiration of the Offer (as it may have been extended pursuant to Section 1.1(d) of the Agreement) and before acceptance of such Company Shares for payment:

(a)          (i) the representations and warranties of the Company set forth in Section 3.3 (Company Capitalization) shall be true and correct in all respects as of the expiration of the Offer, except that any inaccuracies in such representations and warranties that are in the aggregate de minimus in nature shall be disregarded (and for the avoidance of doubt, only amounts that are less than $25,000 in the aggregate will be considered de minimus for purposes of this clause (i)), (ii) the Fundamental Representations of the Company shall be true and correct in all material respects as of the expiration of the Offer (without giving effect to any qualification using the terms “in all material respects”, “in any material respect” or as to materiality or “Company Material Adverse Effect” contained therein) as though made on and as of the expiration of the Offer (except for any such Fundamental Representations that by their terms speak specifically as of the date of the Agreement or another date, in which case as of such date); and (iii) the other representations and warranties of the Company set forth in Section 2 of the Agreement shall be true and correct as of the expiration of the Offer (without giving effect to any qualification using the terms “in all material respects”, “in any material respect” or as to materiality or “Company Material Adverse Effect” contained therein) as though made on and as of the expiration of the Offer (except representations and warranties that by their terms speak specifically as of the date of the Agreement or another date, in which case as of such date), except where any failures of any such representations and warranties referred to the forgoing clause (iii) to be true and correct (without giving effect to any qualification using the terms “in all material respects”, “in any material respect” or “Company Material Adverse Effect” contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (and for the avoidance of doubt, with respect to the representations and warranties set forth in the last sentence of Section 3.9 (regarding Prohibited Persons and Embargoed Jurisdictions), whether such representations and warranties are true and correct in accordance with clause (iii) above shall be determined, in part, by the results of the Sanctions Screen required by Section 5.13);

(b)          the covenants of the Company contained in the Agreement that are required to have been performed by the Company prior to the expiration of the Offer shall have been performed in all material respects, except that the Operational Covenant in Section 5.8(d) shall have been performed in all respects;

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(c)          any event, change, circumstance, occurrence, effect or state of facts shall have not occurred since the date of the Agreement that, individually or in the aggregate, shall have had, or would reasonably be expected to have, a Company Material Adverse Effect;

(d)          there shall have not been issued, since the date of the Agreement, by any Governmental Body, an injunction (that shall not have been vacated, withdrawn or overturned) that prohibits the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, and there shall not be pending any Legal Proceeding brought by any Governmental Body that challenges the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement;

(e)          there shall have not been enacted, entered, promulgated or enforced by any Governmental Body since the date of the Agreement, and there shall not remain in effect, any Law that makes illegal or otherwise prohibits the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement;

(f)          Parent shall have received from the Company a copy of a statement in a form reasonably acceptable to Parent for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3), validly executed by a duly authorized officer of the Company;

(g)          holders of Company Shares representing 10% or more of the outstanding Company Shares shall not have demanded (and not withdrawn) appraisal under Section 262 of the DGCL with respect to such Company Shares;

(h)          (i) The Net Cash Balance of the Company shall be at least $25,000,000 as of March 31, 2016 or such earlier date as may be the Business Day immediately prior to the Acceptance Time and (ii) Parent shall have received from the Company a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company to that effect as of the Business Day immediately prior to the Acceptance Time (the “Net Cash Balance Certificate”); or

(i)          Parent shall have received a duly executed payoff letter in a form reasonably satisfactory to Parent from Bank of America, N.A. (the “Loan Agent”) pursuant to the Amended and Restated Loan and Security Agreement dated August 13, 2009 by and among the Company, the Loan Agent and Bank of America Securities LLC, as amended pursuant to Amendment No. 1 dated November 3, 2009, Amendment No. 2 dated January 31, 2011 and Amendment No. 3 dated May 1, 2012 (the “Loan Facility”) (i) evidencing that all amounts payable and any other current and future obligations of the Company and any of its Subsidiaries under the Loan Facility, including all current and future Encumbrances on the properties or assets of the Company and its Subsidiaries relating to the Loan Facility, have been fully repaid, satisfied, released, and discharged (except obligations for indemnification that expressly survive repayment in full under the Loan Facility) and (ii) contemplating the delivery of UCC-3 termination statements that when filed or recorded, as the case may be, will be sufficient to release any and all Encumbrances on the properties or assets of the Company relating to the Loan Facility.

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(j)          Parent shall have received from the Company a copy of an officers’ certificate in a form reasonably acceptable to Parent certifying that each of the conditions to the Offer set forth in items (a) through (j) of this Annex I to the Merger Agreement has been satisfied, validly executed by the Chief Executive Officer and Chief Financial Officer of the Company;

(k)          the Agreement shall not have been validly terminated in accordance with Section 7 of the Agreement.

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Annex II

Definitions

Certain Definitions. For all purposes of and under the Agreement, the following capitalized terms shall have the following respective meanings:

(e)          “Acquisition Proposal” means any proposal or offer with respect to any direct or indirect acquisition or purchase or license, in one transaction or a series of related transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction, or otherwise, of (A) assets or businesses of the Company and its Subsidiaries that generate 15% or more of the consolidated net revenues (for the 12-month period ending on the last day of the Company’s most recently completed fiscal quarter) or that represent 15% or more of the consolidated total assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (B) 15% or more of the Company Shares any or any resulting parent company of the Company, in each case other than the Offer, the Merger and the other transactions contemplated by the Agreement.

(f)           “Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

(g)          “Agreement” means the Agreement and Plan of Merger to which this Annex II is attached, together with Annex I and this Annex II, as such Agreement and Plan of Merger (including Annex I and this Annex II) may be amended from time to time.

(h)          “Business Day” means any day, other than a Saturday, Sunday and any day which is a legal holiday under the Laws of the State of New York or the Hong Kong Special Administrative Region of the People’s Republic of China, or is a day on which banking institutions located in the State of New York or the Hong Kong Special Administrative Region of the People’s Republic of China are authorized or required by Law or other governmental action to close.

(i)           “COBRA” means Title 10 of the Consolidated Omnibus Budget Reconciliation Act of 1985, originally enacted as Pub. L. No. 99-272, and Code Sections 4980B(f) and (g) and part 6 of subtitle B of title I of ERISA, as added by COBRA (as amended), and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(j)           “Code” means the Internal Revenue Code of 1986, as amended.

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(k)          “Company Equity Plans” means the Company’s Amended and Restated 2011 Equity and Incentive Plan, the Company’s 2002 Equity Incentive Plan and the Company’s Company Non-Employee Directors Stock Option Plan.

(l)           “Company ESPP” means the Company’s Amended and Restated 2002 Employee Stock Purchase Plan.

(m)          “Company IP” means all Scheduled IP and all other IP Rights that are owned by the Company and its Subsidiaries as of the date of the Agreement.

(n)          “Company Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to have a material adverse effect on the business, assets and liabilities (taken together), operations or financial condition of the Company and its Subsidiaries, taken as a whole or (B) materially impairs the ability of the Company to consummate the Offer, the Merger of any of the other transactions contemplated by the Agreement; provided, however, that in case of sub-clause (A) only, none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a Company Material Adverse Effect: (a) any adverse effect arising from any facts, circumstances or conditions generally affecting the consumer electronic learning toy industry, or the economy or the financial or securities markets, in each case in the United States; (b) any adverse effect arising from any act of terrorism, war, calamity or act of God; (c) any adverse effect (including any loss of employees, any cancellation of or delay in customer orders and any litigation) directly arising from the announcement of the Agreement, the Offer, the Merger or any of the other transactions contemplated by the Agreement; (d) any failure of the Company to meet internal or analysts’ expectations or projections, in and of itself (but not the underlying cause of Ih failure); (e) any decline in the Company’s stock price, in and of itself (but not the underlying cause of such decline); or (f) any adverse effect arising from any change in any Law or GAAP; provided, however, that with respect to clauses (a), (b) and (f), the factors described therein shall be taken into account only to the extent that such event, change, circumstances, occurrence, effect or state of facts is disproportionately adverse to the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate; provided, however, that notwithstanding any of the foregoing, if any of the following occur with respect to the Company or any of its Subsidiaries, such event, change, circumstance, occurrence, effect or state of facts shall, in and of itself, be deemed to constitute a “Company Material Adverse Effect” for purposes of this definition: any adoption, entering into or filing of or with respect to a plan of complete or partial liquidation, dissolution or corporate restructuring or other reorganization, including any Chapter 11 plan of reorganization pursuant to the United States Bankruptcy Code.

(o)          “Company Options” means options to purchase Company Shares from the Company, whether granted pursuant to the Company Equity Plans or otherwise.

(p)          “Company RSU” means each restricted stock unit representing the right to vest in and be issued Class A Company Shares, whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested.

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(q)          “Company Stockholders” means holders of Company Shares.

(r)          “Continuing Director” means any member of the board of directors of the Company, while such person is a member of the board of directors of the Company, who is not an Affiliate, representative or designee of Parent or Acquisition Sub and was a member of the board of directors of the Company prior to the date of the Agreement and who are independent for purposes of Rule 10A-3 under the Exchange Act and also eligible to serve on the Company’s audit committee under the Exchange Act and NYSE rules, and at least one of whom shall be an “audit committee financial expert” as defined in Item 407(d)(5(ii) of Regulation S-K and the instructions thereto, and any successor of a Continuing Director who satisfied the aforementioned independence requirements while such successor is a member of the board of directors of the Company, who is not an Affiliate, representative or designee of Parent or Acquisition Sub and was recommended or elected to succeed such Continuing Director by a majority of Continuing Directors.

(s)          “Contracts” means any contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise, whether oral or written, including all amendments thereto.

(t)          “Designated Executives” means those individuals identified in the Side Letter.

(u)          “Embargoed Jurisdiction” means Crimea, Cuba, Iran, North Korea, Sudan and Syria;

(v)         “Encumbrances” means pledges, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership).

(w)         “Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity (including any Governmental Body).

(x)          “Environmental Law” means any Law relating to pollution or protection of the environment, including any such Law regulating emissions, discharges or releases of pollutants, contaminants, wastes and toxic substances.

(y)          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(z)          “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

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(aa)        “Fundamental Representations” means the representations and warranties set forth in Section 3.1, Section 3.4(a), Section 3.4(b), Section 3.18, Section 3.19, Section 3.21, Section 3.22 and Section 3.23 of the Agreement.

(bb)       “GAAP” means United States generally accepted accounting principles, as applied in the United States.

(cc)        “Governmental Authorization” means any permit, license, registration, qualification or authorization granted by any Governmental Body.

(dd)       “Governmental Body” means any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal or judicial body, in each case whether federal, state, county, provincial, and whether local or foreign.

(ee)        “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(ff)         “IP Rights” means all (a) patents, patent applications, utility models, and all related continuations, divisionals, continuations-in-part, reissues and extensions thereof, (b) trademarks, service marks and trade names (registered and unregistered), trade dress and similar rights, and applications (including intent to use applications) to register any of the foregoing; (c) domain names and other Internet addresses or identifiers, (d) copyrights (registered and unregistered) and applications for registration, (e) mask work registrations, (f) rights of publicity, (g) trade secret rights, know-how, inventions, methods, processes, customer lists and any other information or any kind or nature, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure, (h) rights of privacy and rights to personal information, and (i) any other proprietary, intellectual or industrial property rights of any kind or nature.

(gg)       “knowledge” of any party means (i) the actual knowledge of any executive officer of such party or other officer having primary responsibility for the relevant matter or (ii) any fact or matter which any such officer of such party could be expected to discover or otherwise become aware of in the course of conducting a reasonably comprehensive investigation, consistent with such officer’s title and responsibilities, concerning the existence of the relevant matter.

(hh)       “Law” means any federal, state, local or foreign law (including common law), statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement adopted or promulgated by any Governmental Body.

(ii)         “Legal Proceeding” means any lawsuit, court action, administrative proceeding before a Governmental Body, or alternative dispute resolution proceeding (including arbitration or mediation).

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(jj)         “Made Available” means documents posted to the virtual data room hosted by Intralinks under the title “Project Bonita” on or prior to the third (3rd) Business Day prior to the date of the Agreement.

(kk)        “Most Recent Balance Sheet” means the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2015, which is included in the Company’s Report on Form 10-Q filed on November 9, 2015 with the SEC for the fiscal quarter ended September 30, 2015.

(ll)          “Open Source Software” means any Software whose source code is made available under a license that permits recipients to reverse engineer, copy, modify and/or distribute such source code without payment of fees or royalties or that does or may require disclosure or licensing of any such Software or other IP Rights owned or used by either the Company or its Subsidiaries, including, but not limited to, any “copyleft” license, the GNU General Public License and the GNU Lesser General Public License. For purposes of this definition, any computer software program available under a license certified by opensource.org and listed on its website shall be considered Open Source Software.

(mm)     “Operational Covenant” has the meaning set forth in the Side Letter.

(nn)       “Organizational Documents” means, with respect to any Entity, (a) if such Entity is a corporation, such Entity’s certificate or articles of incorporation, by-laws and similar organizational documents, as amended and in effect on the date of the Agreement, and (b) if such Entity is a limited liability company, such Entity’s certificate or articles of formation and operating agreement.

(oo)       “Owned Software” means all Software owned or purported to be owned by the Company or any of its Subsidiaries.

(pp)       “Net Cash Balance” means, as of any applicable date, the total consolidated cash and cash equivalents of the Company and its Subsidiaries minus the total consolidated liabilities of the Company and its Subsidiaries under the Loan Facility minus the Unpaid Transaction Expenses, in each case as of the applicable date, calculated by the Company in good faith, which balance may be increased by the amount of any Retailer Deficiency.

(qq)       “Parent Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that materially impairs the ability of Parent and Acquisition Sub to consummate the Offer, the Merger or any of the other transactions contemplated by the Agreement.

(rr)         “Permitted Encumbrances” means (a) liens for current taxes not yet due and payable, (b) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ liens, encumbrances or imperfections of title that have arisen in the ordinary course of the Company’s business consistent with past practices, (c) liens, encumbrances or imperfections of title described in the Company Disclosure Schedule which, in the aggregate, are not material in amount, (d) liens, encumbrances or imperfections of title specifically disclosed and identified in the financial statements (including any related notes) contained in the Company’s Report on Form 10-Q filed on November 9, 2015 with the SEC for the fiscal quarter ended September 30, 2015 and (c) defects, imperfections or irregularities of title, in each case or in the aggregate which do not and will not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company and its Subsidiaries.

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(ss)        “Person” means any individual or Entity.

(tt)         “Personal Information” means, in addition to any definition provided by the Company for any similar term (e.g., “personally identifiable information” or “PII”) in any Company privacy policy or other public-facing statement, all information that identifies, allows identification of or is otherwise identifiable with an individual, including name, physical address, telephone number, email address, financial account number or government-issued identifier (including Social Security number and driver’s license number), date of birth, and any other data used or intended to be used to identify, contact or precisely locate an individual (e.g., geolocation data), together with other information to the extent collected and associated by the Company with such individual, as so associated, which may include (to the extent collected and associated by the Company with such individual, as so associated): (a) information that is created, maintained, or accessed by an individual (e.g., videos, audio or individual contact information); (b) any data regarding an individual’s activities online or on a mobile device or other application (e.g., searches conducted, web pages or content visited or viewed); and (c) Internet Protocol addresses, unique device identifiers or other persistent identifiers. Personal Information may relate to any individual, including a current, prospective or former customer or employee of any Person. Personal Information includes the foregoing information in any form, including paper, electronic and other forms.

(uu)       “Privacy Laws” means all Laws and other standards governing the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disclosure or transfer of Personal Information, including the Children’s Online Privacy Protection Act, the California Online Privacy Protection Act, the Communications Decency Act, the Payment Card Industry Data Security Standard, the CAN-SPAM Act, Canada’s Anti-Spam Legislation and all Laws governing breach notification, each as in effect on the date of the Agreement and as of the Closing Date.

(vv)       “Prohibited Person” means any Person on the List of Specially Designated Nationals and Blocked Persons or the Consolidated Sanctions List administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control or the Denied Persons List or the Entity List administered by the U.S. Department of Commerce’s Bureau of Industry and Security.

(ww)      “Retailer Deficiency” means any reduction in cash receipts by the Company from accounts receivable of the Company attributable to a change in payment patterns and practices of retailer customers of the Company directly arising from the announcement of the Agreement, the Offer, the Merger or any of the other transactions contemplated by the Agreement.

(xx)         “SEC” means the United States Securities and Exchange Commission.

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(yy)       “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

(zz)         “Side Letter” means that certain letter signed by the Company and Parent on the date hereof that sets forth the Designated Executives and the Operational Covenant.

(aaa)      “Software” means computer software, firmware, microcode, operating system, embedded application, or other programs, including all Source Code, object code, specifications, databases, designs and documentation related to such programs, including any help files, comments, logs (including debugging logs), error controls and Q&A files, in each case.

(bbb)     “Source Code” means any computer instruction (whether written in a programming language, markup or script) displayed in a human readable form, and including all related annotations and software data exchange specifications, comments, documentation, instructions and procedural information.

(ccc)      “Subsidiary” means with respect to a Person, an Entity where such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or comparable governing body, or (b) at least 50% of the outstanding voting equity interests issued by such Entity.

(ddd)     “Superior Proposal” means any bona fide binding written Acquisition Proposal not solicited in violation of Section 5.2 that is fully financed or has fully committed financing that is determined in good faith by the Company Board, after consultation with the Company’s outside counsel and financial advisor and taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, to (i) contemplate a transaction that if consummated would be more favorable from a financial point of view to the holders of Company Shares than the Offer and the Merger and the other transactions contemplated by the Agreement (which such determination shall take into account any adjustment to the terms and conditions proposed by Parent in response to such Acquisition Proposal pursuant to Section 5.2) and (ii) be reasonably likely to be completed on the terms proposed; provided, that for purposes of this definition of “Superior Proposal”, references in the term “Acquisition Proposal” to 15% shall be deemed to be references to 50%.

(eee)        There shall be deemed to be an “Uncured Inaccuracy” in a representation or warranty of a party as of a particular date only if such representation or warranty shall be inaccurate as of such date as if such representation or warranty were made as of such date, and the inaccuracy in such representation or warranty shall not have been cured since such date; provided, however, that if such representation or warranty by its terms speaks as of the date of the Agreement or as of another specified date, then there shall not be deemed to be an Uncured Inaccuracy in such representation or warranty unless such representation or warranty shall have been inaccurate as of such specified date, and the inaccuracy in such representation or warranty shall not have been cured since such specified date.

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(fff)        “Takeover Laws” means any “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law.

(ggg)      “Tax” or “Taxes” means (i) any and all U.S. federal, state, local and non-U.S. taxes, including capital gains tax, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise, stamp and property taxes as well as social security (or similar) and unemployment taxes, together with all interest, penalties, and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) of this definition as a result of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group (including any arrangement for group or consortium relief or similar arrangement) for any period, and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) of this definition as a result of any obligation to indemnify any other Person or as a result of any obligation under any agreement or arrangement with any other Person with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of Law.

(hhh)     “Unpaid Transaction Expenses” means the sum of the (i) unpaid fees and expenses incurred by the Company and its Subsidiaries in connection with the transactions contemplated hereby as of the date of delivery by the Company of the Net Cash Balance Supporting Statement, plus (ii) a good faith estimate of any unpaid fees and expenses to be incurred by the Company and its Subsidiaries in connection with the transactions contemplated hereby after the date of the Net Cash Balance Supporting Statement and immediately prior to the Acceptance Time.

(iii)         “Willful Breach” on the part of a breaching party to the Agreement means that such party took an action or knowingly failed to take an action and knew that the taking of such action or the failure to take such action, as the case may be, would cause a breach of the Agreement by such breaching party.

Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of the Agreement set forth opposite each of the capitalized terms below:

Defined Term	Section Reference
Acceptance Time	1.4(a)
Acceptable Confidentiality Agreement	5.2(b)(iii)
Acquisition Sub	Preamble
Agreement	Preamble
Alternative Acquisition Agreement	5.2(b)(ii)
Appraisal Shares	2.8(c)
Certificate of Merger	2.3
Change in Recommendation	5.2(b)(i)
Class A Company Shares	3.3(a)
Class B Company Shares	3.3(a)
Closing	2.3
Closing Date	2.3

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Defined Term	Section Reference
Closing Balance Sheet	5.13
Company	Preamble
Company 401(k) Plan	5.10
Company Board	Recitals
Company Board Recommendation	1.3(a)
Company Disclosure Schedule	3
Company Plans	3.13(a)
Company Returns	3.12(a)
Company SEC Documents	3.4(a)
Company Shares	3.3(a)
Company Stock Certificate	2.6
Company Stockholder Meeting	5.4
Confidentiality Agreement	1.3(d)
Continuing Employee	5.8(a)
Covered Securityholders	3.27
DGCL	Recitals
Effective Time	2.3
End Date	7.1(c)
Environmental Law	3.15
ERISA Affiliate	3.13(a)
Final Purchase Date	5.7(d)
Governmental Licenses	3.20
Indemnified Parties	5.9(a)
Initial Expiration Date	1.1(d)
IRS	3.13(a)
IT Systems	3.6(h)
Lease Agreement	3.7(c)
Leased Real Property	3.7(c)
Loan Facility	Annex I
Material Contract	3.8(k)
Merger	Recitals
Minimum Condition	Annex I
Monthly Report	Section 5.4(c)
Net Cash Balance Certificate	Annex I
Net Cash Balance Supporting Statement	Section 5.4(d)
New Tail Policy	5.9(c)
Non-Budgeted Capital Expenditure	5.1(m)
Offer	Recitals
Offer Commencement Date	1.1(a)
Offer Conditions	1.1(b)
Offer Documents	1.2(a)
Parent	Preamble
Paying Agent	2.7(a)
Per Share Amount	Recitals

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Defined Term	Section Reference
Preferred Stock	3.3(a)
Preliminary Disclosure	5.13(c)
Sanctions Screen	5.13
Schedule 14D-9	1.3(a)
Scheduled IP	3.6(a)
Significant Required Governmental Approval	Annex I
Support Agreement	Recitals
Surviving Corporation	2.1
Tail Policy	5.9(c)
Vested Company Option	5.7(a)
Weekly Report	5.4(c)

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